   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 21, 1996
                                          REGISTRATION STATEMENT NO. 333-_____
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                    ------
                                  FORM SB-2
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                    ------
                            HEALTHDESK CORPORATION
            (Exact name of registrant as specified in its charter)

         California                            7372                           94-3165144
(State or other jurisdiction       (Primary Standard Industrial              (IRS Employer
    of incorporation or             Classification Code Number)             Identification No.)
       organization)

                          2560 Ninth Street, Suite 220
                           Berkeley, California 94710
                                 (510) 883-2160
          (Address, including Zip Code and telephone number, including
             Area Code, of Registrant's principal executive offices)

                                 PETER O'DONNELL
                               President and Chief
                                Executive Officer
                             HealthDesk Corporation
                          2560 Ninth Street, Suite 220
                           Berkeley, California 94710
                                 (510) 883-2160
            (Name, address, including Zip Code and telephone number,
                   including Area Code, of agent for service)
                                     ------


                                   Copies to:
           PETER M. ASTIZ, ESQ.                     ROBERT J. MITTMAN, ESQ.
       GRAY CARY WARE & FREIDENRICH,                 TENZER GREENBLATT LLP
        A Professional Corporation                   The Chrysler Building
            400 Hamilton Avenue                      405 Lexington Avenue
        Palo Alto, California 94301                New York, New York 10174
            Tel: (415) 328-6561                       Tel: (212) 885-5000
            Fax: (415) 327-3699                       Fax: (212) 885-5001
                                       ------
   Approximate date of proposed sale to the public: As promptly as practicable after this Registration Statement becomes effective.
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                    ------
                       CALCULATION OF REGISTRATION FEE

=====================================================================================================
 Title of Each Class                         Proposed Maximum     Proposed Maximum       Amount of
of Securities to be        Amount to be       Offering Price         Aggregate          Registration
     Registered           Registered (1)      per Share (2)      Offering Price (2)         Fee
-----------------------------------------------------------------------------------------------------
    Common Stock            2,700,000             $5.00             $13,500,000          $4,090.91
=====================================================================================================

(1) Includes 300,000 shares subject to an over-allotment option granted to the Underwriter by the Company.
(2) Estimated solely for the purposes of calculating the amount of the registration fee pursuant to Rule 457(a).
------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
=============================================================================

                            HEALTHDESK CORPORATION
                            CROSS-REFERENCE SHEET
                        SHOWING LOCATION IN PROSPECTUS
                OF INFORMATION REQUIRED BY ITEMS OF FORM SB-2

    Form SB-2 Registration Statement Item and Heading                         Heading in Prospectus
 --------------------------------------------------------                     ---------------------
 1. Front of Registration Statement and Outside Front
    Cover Page of Prospectus  ...........................  Outside Front Cover Page of Prospectus; Additional
                                                           Information
 2. Inside Front and Outside Back Cover Pages of
    Prospectus  .........................................  Inside Front Cover Page
 3. Summary Information and Risk Factors  ...............  Prospectus Summary; Risk Factors; The Company
 4. Use of Proceeds  ....................................  Prospectus Summary; Use of Proceeds
 5. Determination of Offering Price  ....................  Outside Front Cover Page; Underwriting
 6. Dilution  ...........................................  Dilution
 7. Selling Security Holders  ...........................  Principal Shareholders
 8. Plan of Distribution  ...............................  Outside Front Cover Page; Underwriting
 9. Legal Proceedings  ..................................  Not Applicable
10. Directors, Executive Officers, Promoters and
    Control Persons  ....................................  Management
11. Security Ownership of Certain Beneficial Owners and
    Management  .........................................  Principal and Selling Shareholders
12. Description of Securities  ..........................  Outside Front Cover Page; Prospectus Summary;
                                                           Capitalization; Description of Capital Stock
13. Interest of Named Experts and Counsel  ..............  Not Applicable
14. Disclosure of Commission Position on Indemnification
    for Securities Act Liabilities  .....................  Limitation of Liability and Indemnification Matters
15. Organization Within Last Five Years  ................  Certain Transactions
16. Description of Business  ............................  Front Cover Page; Prospectus Summary; The Company; Risk
                                                           Factors; Use of Proceeds; Dividend Policy;
                                                           Capitalization; Dilution; Selected Financial Data;
                                                           Management's Discussion and Analysis of Financial
                                                           Condition and Results of Operations; Business;
                                                           Management; Certain Transactions; Principal and Selling
                                                           Shareholders; Description of Capital Stock; Shares
                                                           Eligible for Future Sale; Legal Matters; Experts;
                                                           Financial Statements
17. Management's Discussion and Analysis or Plan of
    Operation  ..........................................  Management's Discussion and Analysis of Financial
                                                           Condition and Results of Operations
18. Description of Property  ............................  Business
19. Certain Relationships and Related Transactions  .....  Certain Transactions
20. Market for Common Equity and Related
    Stockholder Matters  ................................  Outside Front Cover Page; Risk Factors; Dividend Policy;
                                                           Description of Capital Stock; Shares Eligible for Future
                                                           Sale
21. Executive Compensation  .............................  Management
22. Financial Statements  ...............................  Financial Statements
23. Changes In and Disagreements With Accountants on
    Accounting and Financial Disclosure  ................  Not Applicable

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
                PRELIMINARY PROSPECTUS DATED OCTOBER 21, 1996
                            SUBJECT TO COMPLETION
                               2,000,000 SHARES
                            HEALTHDESK CORPORATION
                                 COMMON STOCK
                                    ------
   Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that any such market will develop. It is anticipated that the Common Stock will be quoted on the Nasdaq Small Cap Market under the symbol "HDOL." The offering price of the Common Stock was determined pursuant to negotiations between the Company and the Underwriter and does not necessarily relate to the Company's book value or other established criteria of value. For a discussion of factors considered in determining the initial public offering price, see "Underwriting."

   This Prospectus also relates to the offer and sale by certain shareholders of the Company (the "Selling Shareholders") of 400,000 shares of Common Stock issued pursuant to a bridge financing (the "Bridge Financing") in October
1996. The shares offered by the Selling Shareholders are not part of the underwritten public offering and may not be sold prior to eighteen months from the date of this Prospectus without the consent of the Underwriter. See "Selling Shareholders and Plan of Distribution."
                                    ------
THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF
  RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION AND SHOULD NOT BE PURCHASED BY
    INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE
             "RISK FACTORS" COMMENCING ON PAGE 7 AND "DILUTION."
                                    ------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
================================================================================
                 Price to     Underwriting   Proceeds to
                  Public      Discount(1)    Company(2)
Per Share  ..      $5.00          $.50          $4.50
-----------------------------------------------------------------------------
Total (3)  ..   $10,000,000    $1,000,000    $9,000,000
================================================================================
(1) In addition, the Company has agreed to pay to the Underwriter a 3% nonaccountable expense allowance and to sell to the Underwriter warrants (the "Underwriter's Warrants") to purchase 200,000 shares of Common
    Stock. The Company has also agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $650,000 payable by the Company, including the nonaccountable expense allowance of $300,000 ($345,000 if the Underwriter's over-allotment option is exercised in full).

(3) The Company has granted the Underwriter a 45-day option to purchase up to 300,000 additional shares of Common Stock, solely to cover over-allotments, if any. If such option is exercised in full, the total price to public, underwriting discounts and proceeds to Company will be $11,500,000, $1,150,000 and $10,350,000, respectively. See
    "Underwriting."
                                      ------
   The shares of Common Stock are being offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify the offering and to reject any order in whole or in part. It is expected that delivery of certificates representing the shares of Common Stock offered hereby will be made against payment therefor at the offices of the Underwriter, 650 Fifth
Avenue, New York, New York 10019, on or about       , 1996.

                          WHALE SECURITIES CO., L.P.
                 The date of this Prospectus is      , 1996.

            Description of graphical materials for inside front cover

Screen shot of the HealthDesk OnLine "Home Screen" which shows the HealthDesk OnLine Logo and screen buttons with the following labels: OnLine Service (Internet Gateway, Feedback, Library, Healthwise Symptom Manager, Personal Health Newsletter, and Mail); Health History and Records; and Diaries (Exercise, Heart Health, Weight, Vital Signs, Medications and Nutrition). Screen shot also shows various buttons to invoke other functions.

Text below the screen shot: "HealthDesk OnLine features easy-to-use, Windows-based software designed to develop personal medical records and health management programs and to access educational, health related information from the Company's private Website and over the Internet.

      Description of graphical materials for left side of gateway foldout:

Text: "HealthDesk OnLine offers a variety of desktop and online functionality, including the ability to link consumers to healthcare payors and providers. The screens on the following two pages illustrate some of the functionality of the HealthDesk OnLine system."

Screen shot of "Exercise Diary" showing sample information regarding time spent walking, running and cycling in numeric and graphic form (bar graphs) as well as various buttons to invoke other functions.

Caption next to the screen shot:

      "Secure health records and diaries for in-home and disease management
                       - enhances patient involvement
                       - simplifies access to information"

Screen shot of "Personal Health Newsletter" showing a sample newsletter with information regarding Diabetes from the HealthDesk OnLine private Website as well as various buttons to invoke other functions.

Caption next to the screen shot:

         "Tailored, personalized health information on-demand
                  -   increases consumer satisfaction
                  -   enhances patient involvement
                  -   strengthens relationships with sponsoring organizations

      Description of graphical materials for right side of gateway foldout:

Screen shot of "HealthDesk OnLine Library" showing buttons for invoking options for use of the library database with the following descriptions: "Search the entire Library", "Look in the Medical Dictionary", "Look in the Home Medical Guide," and "Look in the Drug Reference." Screen shot also shows various buttons to invoke other functions.

Caption next to the screen shot:

         "Virtual health library and guided search
                  -        increases consumer satisfaction
                  -        enhances patient involvement"

Screen shot of "Medications Diary" showing a sampel report of dosages of medication by day and time with sample comments as well as various buttons to invoke other functions.

Caption next to the screen shot:

         "Maintains medication inventory for compliance reminders
                  -        enhances patient involvement
                  -        simplifies access to information"


            Description of graphical materials for inside back cover

Text: "The Company's primary marketing strategy is to license HealthDesk OnLine to sponsoring organization with access to significant numbers of potential subscribers. Illustrated below are some sponsoring organizations along with the anticipated benefits to be derived from the HealthDesk OnLine system."

The following captions are placed around, and with arrows pointing to, a copy of the HealthDesk OnLine logo:

         "Managed Care Organizations
              -        Reduces member turnover
              -        Enhances member education
              -        Increases member satisfaction
              -        Strengthens disease management
              -        Reduces administrative costs

         Employers
              -        Improves employee communication
              -        Enhances wellness programs
              -        Reduces administrative costs

         Pharmaceutical Companies
               -      Increases compliance
               -      Enhances patient involvement
               -      Strengthens relationships with managed care organizations
               -      improves data collection

         Affinity Groups
               -      Increases member satisfaction
               -      Enhances consumer feedback

         Disease Management Companies
               -      Increases compliance
               -      Enhances patient involvement
               -      Improves data collection


   As of the date of this Prospectus, the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, will file reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). The Company intends to furnish its shareholders with annual reports containing financial statements and such other periodic reports as the Company deems appropriate or as may be required by law.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              PROSPECTUS SUMMARY


   The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. The statements which are not historical facts contained in this Prospectus are forward looking statements that involve risks and uncertainties, including those described under "Risk Factors." Unless otherwise indicated, all information contained in this Prospectus gives retroactive effect to (i) a 1.2-for-1 stock split effected in September 1996, (ii) the automatic conversion of all outstanding shares of the Company's Preferred Stock into Common Stock upon the consummation of this offering, and (iii) the conversion of $500,000 principal amount of promissory notes into 100,000 shares of Common Stock on the date of this Prospectus, and assumes no exercise of the Underwriter's over-allotment to purchase an additional 300,000 shares of Common Stock.


                                 THE COMPANY

   HealthDesk Corporation (the "Company"), a development stage company, is engaged in designing, developing and marketing HealthDesk(R) OnLine, a healthcare management and information system which enables consumers to take a more active role in their personal and family health. HealthDesk OnLine features easy-to-use Windows-based software designed to develop personal medical records and health management programs and access educational, health related information from the Company's private Website and over the Internet. The Company's proposed system is intended to lower the cost and improve the quality and accessibility of healthcare by promoting preventive maintenance and patient compliance and permitting electronic mail communications between consumers and healthcare providers and payers. HealthDesk OnLine is being developed in response to perceived market opportunities arising from increasing efforts of industry participants to stem the escalating cost of healthcare.

   In July 1996, the Company commenced preliminary market testing of HealthDesk OnLine pursuant to a license agreement with Blue Cross/Blue Shield of Massachusetts ("BCMA"). The Company is currently modifying HealthDesk OnLine to satisfy BCMA's requirements. In the event of successful initial acceptance testing, the proposed market test contemplates that BCMA will distribute HealthDesk OnLine to up to 50 of its employees during a ninety day period commencing November 1, 1996 and thereafter BCMA will have an additional thirty days to determine whether to distribute HealthDesk OnLine to up to 500 of its members. The market test is intended to provide information on the product's usability and acceptance by consumers and to test the technical aspects and functionality of the Company's software system. The Company also recently entered into a letter of intent with Blue Cross/Blue Shield of Iowa to conduct similar market testing activities.

   The Company's primary marketing strategy is to license HealthDesk OnLine to sponsoring organizations (including pharmaceutical companies, managed care organizations, disease management companies, employers and affinity groups) with access to significant numbers of potential subscribers. The Company intends to focus its efforts on healthcare organizations primarily responsible for bearing the financial risk of patients with chronic diseases. The Company recently entered into a letter of intent with Medical Inter-Insurance Exchange ("MIIX"), a medical malpractice insurance carrier, which contemplates that the Company will design, develop and test a software module for diabetic patients. The Company is currently evaluating various other commercialization strategies, including the license of HealthDesk OnLine to manufacturers of medical devices, pursuant to arrangements by which such manufacturers would bundle such product with the products of such manufacturers. The Company is also seeking to establish strategic relationships with third parties relating to product development and marketing.

   The Company currently offers HealthDesk OnLine with no license fee to potential sponsoring organizations willing to participate in market testing activities. In the event of successful completion of market testing activities, the Company anticipates that its principal sources of revenues will be derived from license fees from sponsoring organizations and subscription and online content and usage fees from con-sumers. The Company will seek to expand its sources of revenues to include development fees for specific disease management software modules or features. In addition, the Company may seek revenues by including advertising in the system. The Company believes that the broad range of capabilities combined in HealthDesk OnLine, including the system's desktop and online functionality, and the system's ability to link consumers with healthcare payers and providers, differentiate HealthDesk OnLine from competitive products and make it attractive to potential sponsoring organizations seeking to contain healthcare costs.

   The Company intends to use a portion of the proceeds of this offering to refine and enhance the capabilities of HealthDesk OnLine and expand system capacity. In addition to the proposed development and commercialization of specific disease management modules designed to monitor chronic conditions, the Company will seek to license or develop the following: personalized electronic newsletters designed to automatically search content databases and websites by topic on a periodic basis; an online "chat" capability; and software enhancements designed to assist users in both health risk assessment and symptom triage. The Company may also seek to develop features which will facilitate the input of data from medical devices, such as blood pressure cuffs, blood glucose monitors and peak flow meters, directly into HealthDesk OnLine which data may be monitored by healthcare providers.

   Since its inception, the Company has engaged primarily in research and development and has generated limited revenues. The Company expects to incur significant up-front expenses in connection with product development and commercialization (including the payment of salaries for management, technical, marketing and other personnel), which will result in significant losses for the foreseeable future. There can be no assurance that the Company's product development efforts will be successfully completed or that HealthDesk OnLine will prove to be commercially viable. See "Risk Factors."

   The Company was incorporated under the laws of the State of California in August 1992. The Company's executive offices are located at 2560 Ninth Street, Suite 220, Berkeley, California 94710, and its telephone number is
(510) 883-2160. The Company's home page is located on the World Wide Web at http://www.healthdesk.com.

                                  BACKGROUND

   The Company introduced its initial product, HealthDesk, in early 1993. HealthDesk, which is marketed directly to consumers pursuant to agreements with independent sales representatives, contains certain of the medical records and healthcare management and information features of HealthDesk OnLine without online capabilities. The Company currently markets HealthDesk on a limited basis and does not expect future revenues derived from such product to be meaningful. See "Business -- Potential Markets and Marketing."

   In October 1993, the Company entered into an agreement with Kaiser Foundation Health Plan of the Mid-Atlantic States of Washington, D.C. ("Kaiser") pursuant to which the Company engaged in product development activities and Kaiser conducted limited consumer acceptance testing of the Company's initial product in consideration of $145,000. In February 1994, the Company entered into an agreement with Quantum Health Resources ("Quantum"), a company engaged in disease management services, pursuant to which the Company developed a software module for hemophilia patients and commenced development of a software module for cystic fibrosis patients in consideration of approximately $390,000. In 1994, Quantum conducted limited consumer acceptance testing of such hemophilia module. While the Company believes that the results of such testing were positive, the Company does not have any further arrangements with either Kaiser or Quantum to test such products. See "Business -- Market Testing."

                              RECENT FINANCINGS

   In February 1996, the Company completed a private placement of 1,059,600 shares of Series A Convertible Preferred Stock (the "Preferred Stock") and received net proceeds of approximately $2,183,000. Each share of Preferred Stock automatically converts into one share of Common Stock upon the consummation of this offering. See "Description of Securities."

   In July and August 1996, the Company issued an aggregate of $500,000 principal amount of promissory notes to John Pappajohn, a director and principal shareholder of the Company, and Edgewater Private Equity Fund II, L.P. ("Edgewater"), a principal shareholder of the Company. James Gordon, a director of the Company, is president of the General Partner of Edgewater. Such notes will automatically convert into 100,000 shares of Common Stock on the earlier of the date of this Prospectus or March 31, 1997. See "Certain Transactions."

   In October 1996, the Company consummated a financing (the "Bridge Financing") pursuant to which it issued an aggregate of (i) $2,000,000 principal amount of promissory notes (the "Bridge Notes") which bear interest at the rate of 9% per annum and are due on the earlier of the consummation of this offering or October 11, 1997 and (ii) 400,000 shares of Common Stock. The Underwriter acted as placement agent in connection with the Bridge Financing. The Company intends to use a portion of the proceeds of this offering to repay the entire principal amount of and accrued interest on the Bridge Notes. See "Use of Proceeds" and "Selling Shareholders and Plan of Distriution."

                                 THE OFFERING

Securities offered ............  2,000,000 shares

Common Stock to be outstanding
  after the offering ..........  5,689,720 shares (1)

Use of Proceeds ...............  The Company intends to use the net proceeds of this offering for sales and marketing;
                                 repayment of indebtedness; product
                                 development; expansion of system capacity;
                                 and the balance for working capital and
                                 general corporate purposes. See "Use of
                                 Proceeds."

Risk Factors ..................  The shares offered hereby are speculative and involve a high degree of risk and
                                 immediate substantial dilution and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors" and "Dilution."

Proposed Nasdaq Symbol ........  "HDOL"

------
(1) Does not include (i) 200,000 shares reserved for issuance upon exercise of the Underwriter's Warrants; (ii) 715,300 shares of Common Stock reserved for issuance upon exercise of options granted under the Company's 1994 Founder's Stock Option Plan (the "Stock Option Plan");
    (iii) 124,700 shares reserved for issuance upon exercise of options available for future grant under the Stock Option Plan; and (iv) up to a maximum of 100,000 shares of Common Stock reserved for issuance in the event the Company fails to maintain an effective registration statement with respect to the shares held by the Selling Shareholders. See "Management--Stock Option Plan," "Principal Shareholders," "Description of Securities" and "Underwriting."

                            SUMMARY FINANCIAL DATA

   The summary financial information set forth below is derived from and should be read in conjunction with the financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

STATEMENT OF OPERATIONS DATA:

                                       Year Ended December 31,      Six Months Ended June 30,
                                    ----------------------------   ----------------------------
                                        1994           1995            1995           1996
                                     -----------   -------------    -----------   -------------
Total revenues  ..................     $397,240       $224,011        $95,040          $6,016
Net loss  ........................     (237,022)    (1,436,473)      (495,815)     (1,725,054)
Net loss per share  ..............         (.08)          (.45)          (.17)           (.45)
Weighted average number of shares
  outstanding ....................    2,964,581      3,181,929      2,984,967       3,854,735

BALANCE SHEET DATA:

                                                At June 30, 1996
                                 ---------------------------------------------
                                                                  As Adjusted
                                     Actual      Pro Forma(1)       (1)(2)
                                  ------------   ------------    --------------
Working capital (deficit)  ....    $ (765,337)    $    8,663     $  7,304,663
Total assets  .................       792,993      2,594,660        8,790,660
Total liabilities  ............     1,070,644      1,598,311          498,311
Shareholders' equity (deficit)       (277,651)       996,349      8,292,349(3)


------
(1) Gives effect to (i) the conversion of all outstanding shares of Preferred Stock into 1,059,600 shares of Common Stock upon the consummation of this offering; (ii) the consummation of the Bridge Financing in October 1996 and the application of the net proceeds therefrom, including the repayment of $583,000 of indebtedness to Quantum; and (iii) the issuance of 100,000 shares of Common Stock upon conversion of outstanding indebtedness on the date of this Prospectus. The foregoing adjustments are collectively referred to herein as the "Proforma Adjustments."

(2) Gives effect to the sale of 2,000,000 shares of Common Stock offered hereby and application of the estimated net proceeds therefrom, including repayment of the Bridge Notes. See "Use of Proceeds."

(3) Gives effect to a non-recurring charge of $900,000 representing the unamortized loan discount and $154,000 of unamortized deferred financing costs associated with the Bridge Financing which will be recorded when the Bridge Notes are repaid with the proceeds of this offering. See Note 12 to Notes to Financial Statements.

                                 RISK FACTORS

   The shares offered hereby are speculative and involve a high degree of risk. Each prospective investor should carefully consider the following risk factors before making an investment decision.

   1. Development Stage Company. The Company was organized in August 1992 and is still in the development stage. Since its inception, the Company has been engaged primarily in product development activities. The Company's initial product was introduced in early 1993 and has not yet proven to be commercially viable. As a result, the Company has no relevant operating history upon which an evaluation of its performance and prospects can be made. The Company will be subject to all of the risks, uncertainties, expenses, delays, problems and difficulties typically encountered in the establishment of a new business and the development and commercialization of new products. The Company has limited experience in developing and commercializing new products based on innovative technologies and there is limited information available concerning the potential performance of the Company's software or market acceptance of the Company's proposed products. There can be no assurance that unanticipated expenses, problems or technical difficulties will not occur which would result in material delays in product commercialization or that the Company's efforts will result in successful product commercialization. See "Business."

   2. Limited Revenues; Significant and Continuing Losses; Going Concern. The Company has not yet generated any meaningful revenues, and will not generate any meaningful revenues until after the Company successfully completes development and market testing of HealthDesk OnLine and attracts and retains a significant number of subscribers. For the period August 28, 1992 (inception) to June 30, 1996, the Company incurred a cumulative net loss of approximately $3,682,000. Since June 30, 1996, the Company has continued to incur increasing and significant losses, and the Company anticipates that it will continue to incur significant losses until, at the earliest, it generates sufficient revenues to offset the substantial up-front expenditures and operating costs associated with developing and commercializing its proposed products. The Company will also incur non- recurring charges relating to the Bridge Financing of approximately $1,054,000 upon the consummation of this offering. There can be no assurance that the Company will be able to attract and retain a sufficient number of subscribers to generate meaningful revenues or achieve profitable operations or that HealthDesk OnLine will prove to be commercially viable. The Company's independent auditors have included an explanatory paragraph in their report stating that recurring losses during the development stage raise substantial doubt about the Company's ability to continue as a going concern. See Financial Statements.

   3. Dependence on Offering Proceeds; Possible Need for Additional Financing. The Company's capital requirements relating to the development and commercialization of HealthDesk OnLine have been and will continue to be significant. The Company is dependent on the proceeds of this offering or other financing in order to continue in business and develop and commercialize its proposed products. Based on currently proposed plans and assumptions relating to its operations (including the timetable of, and costs associated with, product development and commercialization), the Company believes that the proceeds of this offering will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this offering. In the event that the Company's plans change, its assumptions change or prove to be inaccurate or if the proceeds of this offering prove to be insufficient to fund operations (due to unanticipated expenses, technical difficulties, problems or otherwise), the Company would be required to seek additional financing sooner than currently anticipated. There can be no assurance that the proceeds of this offering will be sufficient to permit the Company to successfully develop and commercialize HealthDesk OnLine or that any assumptions relating to the Company's operations will prove to be accurate. To the extent that the proceeds of this offering are not sufficient to enable the Company to generate meaningful revenues or achieve profitable operations, the inability to obtain additional financing will have a material adverse effect on the Company, including possibly requiring the Company to significantly curtail or cease its operations. In addition, any implementation of the Company's business plans subsequent to the twelve month period following this offering may require proceeds greater than the proceeds of this offering or otherwise currently available to the Company. There can be no assurance that any additional financing will be available to the Company on commercially reasonable terms, or at all. Any additional financing involving the issuance of equity securities could result in substantial dilution to the interests of the Company's shareholders. See "Use of Proceeds."

   4. Uncertainty of Product Development. Although the Company believes that the development efforts relating to the technological aspects of the basic HealthDesk OnLine platform are substantially completed, the

Company has not yet completed third-party testing of the basic platform or the development or testing of any system enhancements or specific disease management modules. The Company will be required to commit considerable time, effort and resources to finalize such development and adapt its software to satisfy specific requirements of potential customers. Continued system refinement, enhancement and development efforts are subject to all of the risks inherent in the development of new products and technologies, including unanticipated delays, expenses, technical problems or difficulties, as well as the possible insufficiency of funds to satisfactorily complete development, which could result in abandonment or substantial change in product commercialization. There can be no assurance that product development efforts will be successfully completed on a timely basis, or at all, that the Company will be able to successfully adapt its software to satisfy specific requirements of potential customers, or that unanticipated events will not occur which would result in increased costs or material delays in product development or commercialization. In addition, while the Company believes that its software performs the principal functions for which it has been designed, the Company has only conducted limited tests of its software in connection with preliminary market testing activities. Consequently, there can be no assurance that such software will perform all of the functions for which it has been designed or prove to be sufficiently reliable in widespread commercial use. Technologies as complex as those incorporated into the Company's software may contain errors which become apparent subsequent to commercial use. Remedying such errors could delay the Company's plans and cause it to incur substantial additional costs. See "Business -- Product Development."


   5. New Concept; Uncertainty of Market Acceptance and Commercialization Strategy. HealthDesk OnLine represents a new business concept. As is typical in the case of a new business concept, demand and market acceptance for HealthDesk OnLine as a newly introduced product is subject to a high level of uncertainty. Achieving market acceptance for HealthDesk OnLine will require significant efforts and expenditures by the Company to create awareness and demand by healthcare payers, providers and consumers. The Company's prospects will be significantly affected by its ability to successfully develop and maintain relationships with sponsoring organizations, which will promote their services using HealthDesk OnLine and, at the same time, attract significant numbers of subscribers. Because demand by payers, providers and consumers are substantially interrelated, any lack or lessening of demand by any of these would have an adverse effect on market acceptance for HealthDesk OnLine. The Company has not yet commenced significant marketing activities and has limited experience and limited financial, technical, personnel and other resources to independently undertake extensive marketing activities. Although the Company is currently evaluating a number of possible product marketing and distribution strategies, the Company initially intends to offer HealthDesk OnLine with no license fee to potential sponsoring organizations willing to participate in market testing in order to closely monitor performance and provide support for the users of such product. Such activities are expected to allow the Company to adjust and revise its proposed products in light of market needs and user feedback, to develop pricing strategies relative to cost structure, to test new products and to correct software or product defects which may arise. Thereafter, although the Company will seek to develop and commercialize specific disease management modules, the Company's primary marketing strategy is to license and sell HealthDesk OnLine to sponsoring organizations with access to significant numbers of potential subscribers. The Company's marketing strategy and preliminary and future marketing plans may be unsuccessful and are subject to change as a result of a number of factors, including progress or delays in the Company's marketing efforts, changes in market conditions (including the emergence of potentially significant related market segments for applications of the Company's technology), the nature of possible license and distribution arrangements which may become available to it in the future and economic, political, regulatory and competitive factors. To the extent that the Company is able to enter into satisfactory third-party marketing and distribution arrangements in the future, it will be largely dependent on the efforts of such third parties and on the marketability and sales of their products. There can be no assurance that the Company's strategy will result in successful product commercialization or that the Company's efforts will result in initial or continued market acceptance for the Company's proposed products. See "Business -- Potential Markets and Marketing."


   6. Uncertainty of Market Testing Results. The Company currently proposes to conduct market testing of HealthDesk OnLine with BCMA and other sponsoring organizations. The Company's success may be highly dependent upon the results of these tests and there can be no assurance that such tests will be successful. If such tests are not successful, the Company will be required to attempt to enhance or modify HealthDesk OnLine so that it will meet with sponsoring organization and consumer acceptance. There can be no assurance that the

Company will be able to modify HealthDesk OnLine so that positive test results can be demonstrated. Even if test results are positive, there can be no assurance that sponsoring organizations will be sufficiently encouraged by the results to commit to use HealthDesk OnLine on a non-market test basis. They may elect to utilize other products, services or technologies which they believe to be more efficient or have other cost advantages over the Company's system. In addition, there can be no assurance that positive test results will translate into consumer acceptance over a longer period of time or that sponsoring organizations or consumers will be satisfied with operational results or that the results of market testing will be indicative of the ultimate success of product commercialization, particularly if installed in geographic areas with demographic characteristics different from those of test markets. See "Business -- Market Testing."

   7. Competition; Technological Obsolescence. The markets that the Company intends to enter are characterized by intense competition and an increasing number of new market entrants who have developed or are developing potentially competitive products. The Company will face competition from numerous sources, including prospective customers which may develop and market their own competitive products and services, health information system vendors, software companies, online and Internet service providers and others with the technical capabilities and expertise which would encourage them to develop and commercialize competitive products or services. Several companies, including Healtheon Corp. ("Healtheon"), IBM Global Health Village, Med Access Corporation, CareSoft, Inc., Access Health, Inc. and America's Housecalls Network, have announced plans to develop and commercialize competitive product and service offerings. Certain of such competitors have substantially greater financial, technical, marketing, distribution, personnel and other resources than the Company, permitting such companies to implement extensive marketing campaigns, both generally and in response to efforts by additional competitors to enter into new markets and market new products and services. Healtheon has announced that it has entered into an agreement with BCMA relating primarily to the electronic exchange of health plan benefit information between consumers and health plans. There can be no assurance that Healtheon's relationship with BCMA will not adversely affect the Company's ability to successfully market HealthDesk OnLine to BCMA. In addition, the markets for the Company's proposed products are characterized by rapidly changing technology and evolving industry standards which could result in product obsolescence or short product life cycles. Accordingly, the ability of the Company to compete will be dependent upon the Company's ability to complete development and introduce HealthDesk OnLine into the marketplace in a timely manner, to continually enhance and improve its software and to successfully develop and market new products. There can be no assurance that the Company will be able to compete successfully, that competitors will not develop technologies or products that render the Company's products obsolete or less marketable or that the Company will be able to successfully enhance its products or develop new products. See "Business -- Competition."

   8. Capacity Constraints; System Failure and Security Risks. The Company's operations will depend upon the capacity, reliability and security of its system infrastructure. The Company currently has limited system capacity and will be required to continually expand its system infrastructure to accommodate significant numbers of users and increasing amounts of healthcare information they may wish to access. Expansion of the Company's system infrastructure will require substantial financial, operational and management resources. The Company intends to use a portion of the proceeds of this offering to purchase computer equipment to expand system capacity. There can be no assurance that the Company will be able to expand its system infrastructure to meet potential demand on a timely basis, at a commercially reasonable cost, or at all. Failure by the Company to expand its system infrastructure on a timely basis would have a material adverse effect on the Company. In addition, the Company will be dependent upon Web browsers and third-party Internet and online service providers for access to the Company's services, hardware suppliers for prompt delivery, installation and service of computer equipment used to deliver the Company's services and on content providers to provide current healthcare information for use by consumers.

   The Company's operations will also be dependent on the Company's ability to protect its computer equipment against damage from fire, earthquakes, power loss, telecommunications failures and similar events. The Company does not have redundant, multiple site capacity in the event of any such occurrence. The Company's system infrastructure will be also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. Computer viruses or problems caused by third parties could lead to material interruptions, delays or cessation in service to consumers. Inappropriate use of the

Internet by third parties could also potentially jeopardize the security of confidential information stored in the computer systems of consumers. Security and privacy concerns of consumers may limit the Company's ability to develop a significant subscriber base. See "Use of Proceeds" and "Business -- Infrastructure, Operations and Technology."

   9. Potential Liability and Insurance. In recent years, participants in the healthcare industry have been subject to an increasing number of lawsuits alleging malpractice, product liability and related legal theories, many of which involve large claims and significant defense costs. Due to the nature of its business, the Company could become involved in litigation regarding the healthcare information transmitted over its system with the risk of adverse publicity, significant defense costs and substantial damage awards. The Company has adopted policies and procedures intended to reduce the risk of claims, which include the provision of disclaimers in connection with its services. The Company does not currently maintain malpractice liability insurance. In addition, because healthcare information and materials may be downloaded and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. The Company also could be exposed to liability in connection with the selection of materials that may be accessible over its system. Claims could be made against the Company if material deemed inappropriate for viewing by children could be accessed. The Company carries an umbrella insurance policy with a limit of $4 million in the aggregate, general liability insurance with a limitation of $2 million in the aggregate and $1 million per occurrence and errors and omissions insurance with a limitation of $1 million. Nevertheless, the Company's insurance may not cover potential claims of this type or may not be adequate to cover liability that may be imposed or related defense costs. There can be no assurance that the Company will not face claims resulting in substantial liability for which the Company is partially or completely uninsured. Any partially or completely uninsured claim against the Company, if successful and of sufficient magnitude, would have a material adverse effect on the Company. See "Business -- Potential Liability and Insurance."

   10. Government Regulation. The healthcare industry is subject to extensive, stringent and frequently changing federal and state regulation which is interpreted and enforced by regulatory authorities with broad discretion. Among other things, these regulations govern the provision of healthcare services and the marketing of medical devices. These regulations generally predate the development of products and services such as those offered and proposed to be offered by the Company and the application and enforcement of such regulations to the Company and its products and services is uncertain. However, certain of the statutes governing the provision of healthcare services could be construed by regulatory authorities to apply to the Company's proposed business activities. There can be no assurance that regulatory authorities do not or will not deem the Company's business activities to constitute the unlicensed practice of medicine. Furthermore, in the event the Company develops features which facilitate the input of data from medical devices directly into HealthDesk OnLine, it is possible that the United States Food and Drug Administration would require the Company and/or an equipment manufacturer to obtain pre-marketing clearance with respect to any such product. The process of obtaining and maintaining required regulatory approvals can be lengthy, expensive and uncertain. Even if regulatory approvals are obtained, a marketed product and its manufacturer are subject to continuing regulatory review, and discovery of previously unknown problems could result in restrictions on such product or manufacturer, including withdrawal of the product from the market. Amendments to or interpretation and enforcement of existing statutes or regulations, the adoption of new statutes or regulations or the development of new enhancements and features to HealthDesk OnLine could subject the Company to increased regulation and require the Company to alter methods of operation at costs which could be substantial. Failure to comply with applicable laws and regulations could subject the Company to civil remedies, including substantial fines, penalties and injunctions, as well as possible criminal sanctions.

   Although there are currently few laws or regulations directly applicable to access to or commerce on the Internet, due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. The Telecommunications Reform Act of 1996, which was recently enacted, imposes criminal penalties on anyone who distributes obscene, lascivious or indecent communications on the Internet. While the enforcement of such statute has been enjoined and is currently subject to challenge in the courts, the adoption of any such laws or regulations may limit the growth of the Internet, which could in turn decrease the demand for the Company's proposed products and services and increase the Company's cost of doing business. Inasmuch as the applicability to the Internet of the existing laws governing issues such as property ownership, libel and personal privacy is uncertain, any such new legislation or regulation or the application of existing laws and regulations to the Internet could have an adverse effect on the Company's business and prospects. See "Business -- Government Regulation."

   11. Industry Factors; Lengthy Sales Cycle. The healthcare industry has experienced significant changes in recent years, primarily due to rising healthcare costs. Healthcare payers are increasingly challenging the price of medical services and products, which have had and could continue to have a significant effect on the procurement practices of healthcare providers, generally causing them to be more selective in the purchase of new technologies. Several proposals have been made by federal and state government officials that may lead to substantial healthcare reform, including the implementation of government-directed national healthcare system and stringent healthcare cost containment measures. Adoption of such proposed measures could result in reduction or deferral of capital expenditures by potential customers. Also, there has been substantial consolidation in the healthcare industry in recent years, which could make it more difficult for the Company to achieve market acceptance by larger potential customers. Moreover, a sponsoring organization's decision to purchase new products and technology is often lengthy and requires the approval of a significant number of administrators. The period in which a sponsoring organization distributes the Company's software to its members may also be lengthy, depending upon the level of acceptance and usage by its members, which could delay the Company's plans in particular markets. See "Business."

   12. Proprietary Information. The Company regards certain computer software it has developed for HealthDesk OnLine as proprietary and attempts to protect it with copyrights, trade secret laws, proprietary rights agreements and internal nondisclosure agreements and safeguards. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop know-how or obtain access to the Company's know-how or software codes, concepts, ideas and documentation. Furthermore, there can be no assurance that nondisclosure agreements with the Company's employees will adequately protect the Company's trade secrets. Although the Company believes that its proposed products do not and will not infringe patents or violate proprietary rights of others, it is possible that infringement of existing or future patents or proprietary rights of others have occurred or may occur. In the event the Company's proposed products infringe patents or proprietary rights of others, the Company may be required to modify the design of its proposed products or obtain a license. There can be no assurance that the Company will be able to do so in a timely manner, upon acceptable terms and conditions or at all. The failure to do any of the foregoing could have a material adverse effect upon the Company. In addition, there can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement action and the Company could, under certain circumstances, become liable for damages, which also could have a material adverse effect on the Company. See "Business -- Proprietary Information and Trademarks."

   13. Dependence on Key Personnel. The success of the Company will be dependent on the personal efforts of Peter O'Donnell, its President and Chief Executive Officer, Dr. Molly Coye, its Executive Vice President, Timothy S. Yamauchi, its Chief Financial Officer, and other key personnel. The loss of the services of such individuals could have a material adverse effect on the Company's business and prospects. The Company intends to obtain "key-person" insurance on the life of each of Mr. O'Donnell, Dr. Coye and Mr. Yamauchi in the amounts of $2 million, $2 million and $1 million, respectively, prior to the consummation of this offering. The success of the Company is also dependent upon its ability to hire and retain additional qualified management, marketing, technical, financial and other personnel. Competition for qualified personnel is intense and there can be no assurance that the Company will be able to hire or retain qualified personnel. Any inability to attract and retain qualified management and other personnel could have a material adverse effect on the Company. See "Management."


   14. Control by Management. Upon consummation of this offering, the officers and directors of the Company will beneficially own, in the aggregate, approximately 41.9% of the outstanding shares of Common Stock. Accordingly, such persons, acting together, will be in a position to exercise significant influence over the Company's affairs. See "Management" and "Principal Shareholders."


   15. Potential Conflicts of Interest. The Company has entered into various transactions with certain of its directors and principal shareholders and their affiliates, which could result in potential conflicts of interest. The

Company believes that all of such transactions and arrangements were fair and reasonable to the Company and were on terms no less favorable than could have been obtained from unaffiliated third parties. There can be no assurance, however, that future transactions or arrangements between the Company and its affiliates will continue to be advantageous to the Company, that conflicts of interest will not arise with respect thereto, or that if conflicts do arise, they will be resolved in a manner favorable to the Company. Any such future transactions will be on terms no less favorable to the Company than could be obtained from unaffiliated parties and will be approved by a majority of the independent and disinterested members of the Board of Directors, outside the presence of any interested directors and, to the extent deemed appropriate by the Board of Directors, the Company will obtain shareholder approval or fairness opinions in connection with any such transaction. See "Certain Transactions."

   16. Benefits to Related Parties. The Company intends to use a portion of the proceeds to repay the entire principal amount of and accrued interest on the Bridge Notes. John Pappajohn, a director and principal shareholder of the Company, and Edgewater, a principal shareholder of the Company which is affiliated with James Gordon, a director of the Company, each purchased $100,000 principal amount of Bridge Notes pursuant to the Bridge Financing. Such Bridge Notes will be repaid on the consummation of this offering. In addition, the Company may use a portion of the proceeds of this offering allocated to working capital to pay compensation of its executive officers (which is expected to be approximately $500,000 during the twelve months following this offering). See "Use of Proceeds" and "Certain Transactions."

   17. Outstanding Options. As of the date of this Prospectus, the Company had outstanding options to purchase an aggregate of 715,300 shares of Common Stock at exercise prices ranging from $1.04 to $5.00. Exercise of any of the foregoing options will have a dilutive effect on the Company's shareholders. Furthermore, the terms upon which the Company may be able to obtain additional equity financing may be adversely affected, since the holders of the options can be expected to exercise them, if at all, at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the options. See "Management -- Stock Option Plan."

   18. No Dividends. To date, the Company has not paid any cash dividends on its Common or Preferred Stock and does not expect to declare or pay dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

   19. Authorized Preferred Stock. The Company's Restated Articles of Incorporation authorizes the Company's Board of Directors to issue Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares, without further shareholder approval. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of holders of any Preferred Stock that may be issued in the future. The ability to issue Preferred Stock without shareholder approval could have the effect of making it more difficult for a third party to acquire a majority of the voting stock of the Company thereby delaying, deferring or preventing a change in control of the Company. See "Description of Securities."


   20. Shares Eligible for Future Sale, Registration Rights. Upon consummation of this offering, the Company will have 5,689,720 shares of Common Stock outstanding, of which 2,400,000 shares, consisting of 2,000,000 shares offered hereby and, subject to certain contractual restrictions described below, the 400,000 shares being offered by the Selling Shareholders, will be freely tradable without restriction or further registration under the Securities Act. All of the remaining 3,289,720 shares of Common Stock outstanding are "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act, and in the future may be sold only pursuant to an effective registration statement under the Securities Act, in compliance with the exemption provisions of Rule 144 or pursuant to another exemption under the Securities Act. Of the 3,289,720 restricted shares, an aggregate of 237,000 shares will be eligible for sale, without registration, under Rule 144 (subject to the contractual restrictions described below), on the date of this Prospectus, and 417,000 shares will be eligible (subject to certain volume limitations and the contractual restrictions described below) commencing 90 days from the date of this Prospectus. All of the Company's officers, directors, and security holders (except for the holders of 120,000 shares of Common Stock) have agreed not to sell or dispose of any of their securities of the Company for a period of eighteen months from the date of this Prospectus without the Underwriter's prior written consent. The Company has also granted certain demand and "piggyback" registration rights to the holders of an aggregate of 1,741,600 shares of Common Stock (including 400,000 shares issued in connection with the

Bridge Financing). The Company has obtained a waiver of registration rights to the extent such rights would have been applicable to this offering. No prediction can be made as to the effect, if any, that sales of such securities or the availability of such securities for sale will have on the market prices prevailing from time to time. However, even the possibility that a substantial number of the Company's securities may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. See "Description of Securities," "Share Eligible for Future Sale," "Underwriting" and "Selling Shareholders and Plan of Distribution."

   21. Absence of Public Market; Possible Volatility of Stock Price. Prior to this offering, there has been no public trading market for the Common Stock, and there can be no assurance that a regular trading market for the Common Stock will develop after this offering or that, if developed, it will be sustained. The market prices of the Common Stock following this offering may be highly volatile as has been the case with securities of other small capitalization companies. Factors such as the Company's operating results, announcements of developments related to the Company's business and the introduction of new products or product enhancements by the Company or its competitors may have a significant impact in the market price of the Common Stock. In addition, in recent years the stock market in general, and the market for shares of small capitalization stocks in particular, have experienced wide price fluctuations which have often been unrelated to the operating performance of such companies.

   22. Possible Delisting of Securities from NASDAQ System; Disclosure Relating to Low-Priced Stocks. The Company anticipates that its Common Stock will be quoted on NASDAQ upon the consummation of this offering. However, in order to continue to be included in NASDAQ, a company must maintain $2,000,000 in total assets, a $2,000,000 market value of the public float and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market makers and a minimum bid price of $1.00 per share; provided, however, that if a company falls below such minimum bid price, it will remain eligible for continued inclusion in NASDAQ if the market value of the public float is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. Failure to meet these maintenance criteria in the future may result in the delisting of the Company's securities from NASDAQ and trading, if any, in the Company's securities would thereafter be conducted in the non-NASDAQ over-the-counter market. As a result of such delisting, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities. In addition, if the Common Stock were delisted from trading on NASDAQ and the trading price of the Common Stock was less than $5.00 per share, trading in the Common Stock would also be subject to certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market liquidity of the Common Stock and the ability of purchasers in this offering to sell the Common Stock in the secondary market.

   23. Dilution. Investors in this offering will incur immediate and substantial dilution of $3.54 (71%) per share between the adjusted net tangible book value per share after this offering and the initial public offering price of $5.00 per share. See "Dilution" and "Underwriting."

                               USE OF PROCEEDS

   The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby are estimated to be $8,350,000 ($9,700,000 if the Underwriter's over-allotment option is exercised in full). The Company expects to use the net proceeds during the twelve months following this offering approximately as follows:

                                                                       Approximate
                                                       Approximate     Percentage
                                                         Dollar          of Net
Application of Proceeds                                  Amount         Proceeds
 --------------------------------------------------   -------------   -------------
Sales and marketing (1)  ..........................    $2,100,000          25.1%
Repayment of indebtedness(2)  .....................     2,030,000          24.3
Product development(3)  ...........................     2,000,000          24.0
Expansion of system capacity(4)  ..................       900,000          10.8
Working capital and general corporate purposes(5)       1,320,000          15.8
                                                      -------------   -------------
                                                       $8,350,000         100.0%
                                                      =============   =============


------
(1) Includes anticipated costs and expenses associated with marketing activities, including compensation and sales incentives for three existing and up to seven additional sales and marketing personnel, and preparation of sales documents and brochures. See "Business -- Potential Markets and Marketing."

(2) Represents amounts to be used for the repayment of the entire $2,000,000 principal amount of the Bridge Notes and estimated accrued interest thereon. The Bridge Notes bear interest at the rate of 9% per annum and are repayable on the earlier of the consummation of this offering or October 11, 1997. The Company used the proceeds of the Bridge Financing principally in connection with the repayment of approximately $583,000 of indebtedness to Quantum and expenses associated with product development and sales and marketing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity."

(3) Represents anticipated costs associated with system refinement and enhancement, the cost of hardware and estimated salaries of thirteen existing and up to five additional technical personnel, including consultants. See "Business -- Product Development."

(4) Represents anticipated costs associated with the purchase of computer hardware for servers and related telecommunications equipment used to support the Company's system infrastructure. See "Business --
    Infrastructure, Operations and Technology."

(5) Working capital will be used, among other things, to pay compensation to executive officers (which is anticipated to be approximately $500,000 during the twelve months following this offering) rent, trade payables, license fees for content and software, professional fees and other operating expenses. See "Management."

   If the Underwriter exercises its over-allotment option in full, the Company will realize additional net proceeds of $1,350,000 which will be added to working capital.

   Based on currently proposed plans and assumptions relating to its operations (including the timetable of, and costs associated with, product development and commercialization), the Company believes that the proceeds of this offering will be sufficient to satisfy the Company's contemplated cash requirements for at least twelve months following the consummation of this offering. In the event the Company's plans change or its assumptions change or prove to be inaccurate or the proceeds of this offering prove to be insufficient to fund operations (due to unanticipated expenses, delays, problems or otherwise), the Company may find it necessary or desirable to reallocate a portion of the proceeds within the above described categories, use proceeds for other purposes, seek additional financing or curtail its operations. There can be no assurance that additional financing will be available to the Company on commercially reasonable terms, or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Proceeds not immediately required for the purposes described above will be invested principally in United States government securities, short-term certificates of deposit, money market funds or other short-term interest-bearing investments.

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company (i) on an actual basis; (ii) on a pro forma basis to give effect to the Pro Forma Adjustments; and (iii) as adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom:

                                                                               June 30, 1996
                                                             -------------------------------------------------
                                                                 Actual          Proforma         As Adjusted
                                                              -------------   ---------------    --------------
Short term notes payable  .................................    $   572,333     $1,100,000(1)      $         --
                                                              =============   ===============    ==============
Shareholders' equity (deficit):
Preferred Stock, no par value; 3,000,000 shares
  authorized:
   Series A Convertible Preferred Stock; 1,200,000 shares
     designated, 1,059,600 shares issued and outstanding,
     actual, no shares issued and outstanding, proforma
     and as adjusted  .....................................    $ 2,183,036     $         --       $        --
Common Stock, no par value; 17,000,000 shares authorized;
   2,130,120 shares issued and outstanding, actual;
   3,689,720 shares issued and outstanding, pro forma;
   5,689,720 shares issued and outstanding, as adjusted (2)      1,221,355        4,678,391        13,028,391
Accumulated deficit  ......................................     (3,682,042)      (3,682,042)       (4,736,042)(3)
                                                              -------------   ---------------    --------------
     Total shareholders' equity (deficit)  ................       (277,651)         996,349         8,292,349
                                                              -------------   ---------------    --------------
          Total capitalization  ...........................    $  (277,651)    $    996,349       $ 8,292,349
                                                              =============   ===============    ==============

------
(1) Net of $900,000 loan discount.

(2) Does not include: (i) 715,300 shares reserved for issuance upon the exercise of outstanding stock options; (ii) 124,700 shares reserved for future grant under the Stock Option Plan; (iii) an indeterminate number of Default Shares reserved for issuance in the event of certain payment defaults by the Company with respect to the Bridge Notes; and (iv) 100,000 shares of Common Stock reserved for issuance in the event the Company fails to maintain an effective registration statement with respect to the shares held by the selling shareholders. See "Description of Securities."

(3) Gives effect to a non-recurring charge of $900,000 representing unamortized loan discount and $154,000 of unamortized deferred financing costs associated with the Bridge Financing which will be recorded when the Bridge Notes are repaid with the proceeds of this offering. See Note 12 to Notes to Financial Statements.

                               DIVIDEND POLICY

   The Company has paid no cash dividends on its Common Stock since its incorporation. The Company intends to retain any earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                   DILUTION

   The difference between the initial public offering price per share of Common Stock and the adjusted net tangible book value per share after this offering constitutes the dilution to investors in this offering. Net tangible book value per share of Common Stock is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) on such date, by the number of shares of Common Stock.

   At June 30, 1996, the Company had a negative net tangible book value of ($289,595) or ($.14) per share. After giving retroactive effect to the Pro Forma Adjustments, pro forma net tangible book value of the Company at June 30, 1996 would have been $984,405, or $.27 per share. After giving effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby and the receipt of the estimated net proceeds therefrom (less underwriting discounts and commissions and estimated expenses of this offering), the adjusted net tangible book value of the Company as of June 30, 1996 would have been approximately $8,280,405 or $1.46 per share. This represents an immediate increase in net tangible book value of $1.19 per share to existing shareholders and an immediate dilution of $3.54 per share to new investors. The following table illustrates this dilution to new investors on a per share basis:

 Initial public offering price  ..........................              $5.00
     Net tangible book value before Pro Forma
        Adjustments .....................................    $(.14)
     Increase attributable to Pro Forma Adjustments  ....      .41
                                                            --------
     Pro forma net tangible book value before offering  .    $ .27
     Increase attributable to new investors  ............     1.19
                                                            --------
Adjusted pro forma net tangible book value after the
   offering .............................................                1.46
                                                                       -------
Dilution to new investors  ..............................               $3.54
                                                                       =======

   The following table sets forth on a pro forma basis as of June 30, 1996 with respect to existing shareholders and new investors in this offering, a comparison of the number of shares of Common Stock, acquired from the Company, the percentage of ownership of such shares, the total cash consideration paid, the percentage of total cash consideration paid and the average price per share:

                             Shares Purchased        Total Cash Consideration
                         ------------------------   --------------------------
                                                                                  Average Price
                            Number       Percent        Amount       Percent        Per Share
                          -----------   ---------    -------------   ---------   ---------------
Existing shareholders      3,689,720       64.8%     $ 4,678,391       31.9%          $1.27
New investors  ........    2,000,000       35.2       10,000,000       68.1            5.00
                          -----------   ---------    -------------   ---------
Total  ................    5,689,720      100.0%     $14,678,391      100.0%
                          ===========   =========    =============   =========

------

   The above table assumes no exercise of the Underwriter's over-allotment option or outstanding options. If the Underwriter's over-allotment option is exercised in full, the new investors will have paid $11,500,000 for 2,300,000 shares of Common Stock, representing approximately 71.1% of the total consideration for 38.4% of the total number of shares of Common Stock outstanding. As of the date of this Prospectus, there are outstanding stock options to purchase an aggregate of 715,300 shares of Common Stock at exercise prices ranging from $1.04 to $5.00. To the extent that stock options are exercised at prices below the public offering price there will be further dilution to new investors. See "Management--1994 Stock Option Plan" and "Underwriting."

                           SELECTED FINANCIAL DATA


   The following selected financial data as of December 31, 1992, 1993, 1994 and 1995 and June 30, 1996 and for the years ended December 31, 1992, 1993, 1994 and 1995, and for the six months ended June 30, 1995 and 1996 should be read in conjunction with the financial statements, including notes thereto appearing elsewhere in this Prospectus. The balance sheet data as of December 31, 1994 and 1995 and the statements of operations data for the years ended December 31, 1994 and 1995, are derived from audited financial statements included in this Prospectus. The statement of operations data for the year ended December 31, 1993 and the balance sheet data as of December 31, 1993 are derived from audited financial statements not included in this Prospectus. The statement of operations data for the period from August 28, 1992 to December 31, 1992 and the balance sheet data as of December 31, 1992 are derived from unaudited financial statements not included in this Prospectus. The selected financial data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 is derived from unaudited financial statements that have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information included therein. Results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the full year or any future period.


STATEMENT OF OPERATIONS DATA:

                                                   Year Ended December 31,                         Six months ended June 30,
                                --------------------------------------------------------------  -------------------------------
                                  1992(1)          1993             1994            1995             1995             1996
                                ------------   -------------    -------------   --------------   -------------   --------------
Total revenues  .............    $       --     $   80,221       $  397,240      $   224,011      $   95,040      $     6,016
Operating expenses:
   Product development ......        45,789        118,467          231,243          680,886         218,859          795,215
   Sales and marketing ......        10,231        120,907          220,243          349,133         107,378          494,866
   General and administrative .      35,924         30,796          170,598          581,043         252,426          443,743
                                ------------   -------------    -------------   --------------   -------------   --------------
     Total operating expenses        91,944        270,170          622,084        1,611,062         578,663        1,733,824
Loss from operations  .......       (91,944)      (189,949)        (224,844)      (1,387,051)       (483,623)      (1,727,808)
Other (income) expense, net .            --             --           11,378           48,622          11,792           (3,154)
                                ------------   -------------    -------------   --------------   -------------   --------------
Loss before income taxes  ...       (91,944)      (189,949)        (236,222)      (1,435,673)       (495,415)      (1,724,654)
Provision for income taxes  .           800            800              800              800             400              400
                                ------------   -------------    -------------   --------------   -------------   --------------
Net loss  ...................    $  (92,744)   $  (190,749)     $  (237,022)    $ (1,436,473)    $  (495,815)    $ (1,725,054)
                                ============   =============    =============   ==============   =============   ==============
Net loss per share  .........    $    (0.05)   $     (0.07)     $     (0.08)    $      (0.45)    $     (0.17)    $      (0.45)
                                ============   =============    =============   ==============   =============   ==============
Weighted average number of
   shares outstanding .......     1,889,550      2,614,523        2,964,581        3,181,929       2,984,967        3,854,735
                                ============   =============    =============   ==============   =============   ==============

BALANCE SHEET DATA:

                                                                                                   Six months ended
                                                                                                       June 30,
                                                        Year Ended December 31,                          1996
                                        --------------------------------------------------------   ----------------
                                            1992           1993           1994          1995
                                        ------------   ------------    -----------   -----------
Working capital (deficit)  ..........    $ (91,364)     $ (47,969)     $ 239,822     $  870,436      $  (765,337)
Total assets  .......................        2,893         19,880        451,739      2,003,356          792,993
Total liabilities  ..................       91,364         50,893        657,274        803,307        1,070,644
Long-term obligations  ..............           --             --        519,834             --               --
Total shareholders' equity (deficit) .     (90,264)       (31,013)      (205,535)     1,200,049         (277,651)



------
(1) Inception of the Company was August 28, 1992.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

   The Company was organized in August 1992 and is still in the development stage. Since its inception, the Company has been engaged primarily in product development activities. The Company's initial product was introduced in early 1993 and has not yet proven to be commercially viable.

   The Company has not yet generated any meaningful revenues, and will not generate any meaningful revenues until after the Company successfully completes development and market testing of HealthDesk OnLine and attracts and retains a significant number of subscribers. For the period August 28, 1992 (inception) to June 30, 1996, the Company incurred a cumulative net loss of approximately $3,682,000. Since June 30, 1996, the Company has continued to incur increasing and significant losses and anticipates that it will continue to incur significant losses until, at the earliest, the Company generates sufficient revenues to offset the substantial up-front expenditures and operating costs associated with developing and commercializing its proposed products. The Company will also incur non-recurring charges related to the Bridge Financing of approximately $1,054,000 upon the consummation of this offering. There can be no assurance that the Company will be able to attract and retain a sufficient number of subscribers to generate meaningful revenues or achieve profitable operations or that HealthDesk OnLine will prove to be commercially viable.

   The Company's independent accountants have included an explanatory paragraph in their report on the Company's financial statements as to the ability of the Company to continue as a going concern. This offering is an integral part of the Company's plan to continue as a going concern. See Note 1 to Notes to Financial Statements.

   Software development costs (consisting primarily of salaries and related expenses) incurred prior to establishing technological feasibility are expensed in accordance with Financial Accounting Standards Board (FASB) Statement No. 86. In accordance with FASB 86, the Company will capitalize software development costs at such time as the technological feasibility of the product has been established.

RESULTS OF OPERATIONS

   Six Months Ended June 30, 1995 Compared to Six Months Ended June 30, 1996.

   Revenue decreased by 93.7% from $95,040 for the six months ended June 30, 1995 to $6,016 for the six months ended June 30, 1996. The decrease in revenues was principally due to the lack of development fees during the period.

   Product development costs increased by 263.3% from $218,859 for the six months ended June 30, 1995 to $795,215 for the six months ended June 30, 1996. This increase is primarily attributable to increased additional programming and development personnel, including consultants engaged in developing HealthDesk OnLine.

   Sales and marketing costs increased 360.9% from $107,378 for the six months ended June 30, 1995 to $494,866 for the six months ended June 30, 1996. This increase reflects selling, design and marketing expenses for HealthDesk OnLine.

   General and administrative costs increased by 75.8% from $252,426 for the six months ended June 30, 1995 to $443,743 for the six months ended June 30, 1996. This increase was attributable to several factors, including the addition of new management personnel, new office facilities, increased professional fees and the write-off of deferred offering costs accrued during the period.


   Other (income) expense, net decreased by 126.7% from $11,792 for the six months ended June 30, 1995 to ($3,154) for the six months ended June 30, 1996. This decrease was attributable to increased interest income as a result of the receipt of the proceeds from the sale of Preferred Stock in December 1995.


   As a result of the foregoing, the Company incurred a net loss of $1,725,054 for the six months ended June 30, 1996, as compared to a net loss of $495,815 for the prior comparable period.

   Year Ended December 31, 1994 Compared with Year Ended December 31, 1995.

   Revenue decreased by 43.6% from $397,240 for the year ended December 31, 1994 to $224,011 for the year ended December 31, 1995. This decrease was primarily attributable to a decrease in development fee revenues. During 1995, the Company focused its efforts on the development of HealthDesk OnLine and reduced its marketing and sales efforts relating to its HealthDesk product.

   Product development costs increased by 194.4% from $231,243 for the year ended December 31, 1994 to $680,886 for the year ended December 31, 1995. The increase in expenditures was principally related to the expansion of the programming staff and associated costs related to the development of HealthDesk OnLine.

   Sales and marketing costs increased by 58.5% from $220,243 for the year ended December 31, 1994 to $349,133 for the year ended December 31, 1995. This increase resulted from the hiring of additional marketing personnel and the active sales and marketing efforts in connection with HealthDesk OnLine during the fourth quarter of 1995.

   General and administrative costs increased by 240.6% from $170,598 for the year ended December 31, 1994 to $581,043 for the year ended December 31, 1995. This increase was attributable to the hiring of new management personnel, professional fees and severance costs relating to prior management.

   Other (income) expense, net increased by 327.3% from $11,378 for the year ended December 31, 1994 to $48,622 for the year ended December 31, 1995. This increase was primarily attributable to increased interest expense as a result of higher levels of borrowings.

   As a result of the foregoing, the Company incurred a net loss of $1,436,473 for the year ended December 31, 1995, as compared to a net loss of $237,022 for the prior comparable year.

LIQUIDITY AND CAPITAL RESOURCES

   The Company's primary capital requirements will be to fund the development and commercialization of HealthDesk OnLine. The Company has historically financed its operations through the issuance of debt and equity securities.

   Since its inception, the Company has issued an aggregate of 2,130,120 shares of Common Stock resulting in net proceeds of approximately $1,221,355.

   In May 1994, the Company borrowed an aggregate of $500,000 from Quantum, evidenced by a promissory note bearing interest at the rate of 7% per annum. The Company repaid such note from proceeds of the Bridge Financing.

   During the period from June through September 1995, the Company issued 6% convertible promissory notes in the aggregate principal amount of $800,000 to John Pappajohn and Edgewater, principal shareholders of the Company. The notes were converted into an aggregate of 768,000 shares of Common Stock in September 1995. See "Certain Transactions."

   In December 1995, Mr. Pappajohn exercised an option to purchase 96,000 shares of Common Stock for an aggregate exercise price of $100,000. See "Certain Transactions."

   In December 1995 and February 1996, the Company completed a private placement of an aggregate of 1,059,600 shares of Preferred Stock and received net proceeds of approximately $2,183,000. Each share of Preferred Stock automatically converts into one share of Common Stock upon consummation of this offering.

   In July and August 1996, the Company issued an aggregate of $500,000 principal amount 8% promissory notes to Mr. Pappajohn and Edgewater. Such notes will automatically convert into 100,000 shares of Common Stock on the date of this Prospectus. See "Certain Transactions."

   In October 1996, the Company consummated the Bridge Financing pursuant to which it issued $2,000,000 principal amount of Bridge Notes and 400,000 shares of Common Stock. The Company intends to use a portion of the proceeds of this offering to repay the entire principal amount of and accrued interest on the Bridge Notes.

   Since its inception, the Company has engaged primarily in research and development and has generated limited revenues. The Company expects to incur significant up-front expenses in connection with product development and commercialization (including the payment of salaries for management, technical, marketing and other personnel), which will result in significant losses for the foreseeable future.

   The Company's capital requirements relating to the development and commercialization of HealthDesk OnLine have been and will continue to be significant. Other than as described in this Prospectus, the Company has no material commitments for capital expenditures. For the period August 28, 1992 (inception) to June 30, 1996, the Company had capital expenditures of approximately $624,000 relating primarily to computer equipment. The Company has committed to pay license fees for content and software aggregating approximately $190,000 prior to December 31, 1996.

   The Company is dependent on the proceeds of this offering or other financing in order to continue in business and develop and commercialize its proposed products. Based on currently proposed plans and assumptions relating to its operations (including the timetable of, and costs associated with, product development and commercialization), the Company believes that the proceeds of this offering will be sufficient to satisfy its contemplated cash requirements for at least twelve months following the consummation of this offering. In the event that the Company's plans change, its assumptions change or prove to be inaccurate or if the proceeds of this offering prove to be insufficient to fund operations (due to unanticipated expenses, technical difficulties, problems or otherwise), the Company would be required to seek additional financing sooner than currently anticipated. There can be no assurance that the proceeds of this offering will be sufficient to permit the Company to successfully develop and commercialize HealthDesk Online or that any assumptions relating to the Company's operations will prove to be accurate. To the extent that the proceeds of this offering are not sufficient to enable the Company's to generate meaningful revenues or achieve profitable operations, the inability to obtain additional financing will have a material adverse effect on the Company, including possibly requiring the Company to significantly curtail or cease its operations.

   In addition, any implementation of the Company's business plans subsequent to the twelve month period following this offering may require proceeds greater than the proceeds of this offering or otherwise currently available to the Company. The Company may determine, depending upon the opportunities available to it, to seek additional debt or equity financing to fund operations. To the extent that the Company finances operations through the issuance of additional equity securities, any such issuance would result in dilution to the interests of the Company's shareholders. Additionally, to the extent that the Company incurs indebtedness or issues debt securities in connection with funding operations, the Company will be subject to all of the risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay principal and interest on any such indebtedness. There can be no assurance that any additional financing will be available to the Company on commercially reasonable terms, or at all.

                                   BUSINESS

BACKGROUND

   The Company, a development stage company, is engaged in designing, developing and marketing HealthDesk OnLine, a healthcare management and information system which enables consumers to take a more active role in their personal and family health. HealthDesk OnLine features easy-to-use Windows-based software designed to develop personal medical records and health management programs and access educational, health related information from the Company's private Website and over the Internet. The Company's proposed system is intended to lower the cost and improve the quality and accessibility of healthcare by promoting preventive maintenance and patient compliance and permitting electronic mail communications between consumers and healthcare providers and payers. HealthDesk OnLine is being developed in response to perceived market opportunities arising from increasing efforts of industry participants to stem the escalating cost of healthcare.

MARKET TRENDS

   According to the Congressional Budget Office, annual healthcare expenditures in the United States have grown from approximately $470 billion in 1982 to more than $1 trillion in 1995, representing more than 14% of the gross national product. It is estimated that more than $270 billion is spent on the treatment and related costs of chronic diseases such as diabetes, HIV/AIDS, cancer, cardio-vascular disease, obstructive pulmonary disease and asthma. In response to escalating healthcare costs, federal and state government authorities have increasingly emphasized stringent cost containment measures, and healthcare payers and providers have focused on programs which reduce the costs of providing medical products and services and managing chronic diseases.

   The Company believes that the broad range of capabilities combined in HealthDesk OnLine, including the system's desktop and online functionality, and the system's ability to link consumers with healthcare payers and providers, differentiate HealthDesk OnLine from competitive products and make it attractive to potential sponsoring organizations seeking to contain healthcare costs. The Company believes that the following key trends will contribute favorably to expected demand for HealthDesk OnLine:

   o Proliferation of Managed Care and Competitive Pressures: The healthcare industry has undergone significant transformation in recent years. With the proliferation of managed care, employers, consumers and other purchasers of healthcare have greater access to an increasing number of managed care organizations which are experiencing competitive pressures to differentiate their healthcare product and service offerings to attract and retain members.

   o Continuing Penetration of Computers and Modems in the Home: An increasing percentage of computer owners also own modems, which are being pre-installed in a growing number of new computers. The Software Publishers Association estimates that approximately 33.9 million or 34% of households in the United States owned a personal computer as of 1995, of which approximately 70% also owned a modem. The Company believes that this growth is accompanied by increasing use of computers for communications such as facsimile transmissions and electronic mail.

   o Growth of the Informational and Commercial Applications and Resources of the Internet: Use of the Internet has grown rapidly since its commercialization in the early 1990s. An increasing number of servers and Websites are being connected to the Internet, making available educational and healthcare text, graphics and audio and video information which may be accessed by consumers. Traditional and emerging Internet applications, including electronic mail and the World Wide Web, are also increasing in popularity. Internet use is also being promoted by the development of user-friendly navigation and search tools designed to simplify consumer access to the Internet's resources.

   o Rapidly Changing Consumer Demands: The Company believes that demand for healthcare information and services is increasing as the "baby boomer" generation reaches its peak healthcare consuming years. Consumers are assuming greater responsibility for their healthcare decisions, seeking as much informa-tion as possible when choosing a health plan, doctor or treatment. According to the New York Times, the number of health related sites on the World Wide Web has grown significantly, reflecting the growing demand from consumers for information to help them make more informed choices about their own care.

HEALTHDESK ONLINE

   HealthDesk OnLine software contains several modules for recording information (Health Records) and several modules which also monitor the state of the user's lifestyle and efforts at preventive maintenance (Health Diaries). These modules allow users to create an extensive database that can be appended, searched, reviewed and printed at any time. The Company's software also contains modules which provide access to healthcare information from the Company's private Website and over the Internet (Gateways and Services).

   Health Records

   Background. The background module is designed to store basic information, such as name, age, sex, address, phone number, social security number, insurance carrier and blood type of a user.

   Personal Conditions. The personal conditions module is designed to track doctor and hospital visits and other important health events, including medications, vaccinations, charges, out-of-pocket expenses and insurance reimbursements.

   Family Health. The family health module is designed to track health information relating to family members that could affect the health profile of a user.

   Medication History. The medication history module is designed to track medication usage, including information relating to dosage, frequency, cost and prescribing physician.

   Supplies. The supplies module is designed to track health-related supplies, such as bandages or syringes used on a regular basis, inventory and costs.

   Finances. The finances module is designed to collect and store information from other health records modules to enable a user to organize and track comprehensive medical costs.

   Health Diaries

   Exercise. The exercise module is designed to track exercise activities, including aerobics, running, walking, weight lifting, swimming and bicycling.

   Heart Health. The heart health module is designed to track serum cholesterol levels, blood pressure and pulse.

   Weight. The weight module is designed to track body fat, calorie intake, calories burned and weight.

   Vital Signs. The vital signs module is designed to track blood pressure, weight, height, pulse and basal temperature.

   Medications. The medications module is designed to track the date and time medication is taken by the user.

   Nutrition. The nutrition module is designed to track caloric intake and calories burned, as well as fat, protein and carbohydrate consumption.

   Each module includes a series of illustrated diagrams, which demonstrate important features relating to a healthcare topic. HealthDesk OnLine software permits a user to add other categories and variables not listed on a module. Readings can be edited, summarized and graphed on-screen for detecting trends and patterns in daily health activities.

   Gateways and Services

   Library. The HealthDesk OnLine library module contains an extensive database of healthcare information, consisting primarily of licensed content. Healthcare information currently includes pamphlets addressing specific diseases and medical issues; a medical encyclopedia; a pharmacy reference; information relating to self-help groups; and numerous articles from prominent healthcare periodicals such as New England Journal of Medicine and Journal of the American Medical Association. Healthcare information is stored in the Company's private Website and is accessed through the use of a web browser incorporated into the Company's software.

   Internet Gateway. The Internet gateway module permits access to the World Wide Web for additional healthcare information through the use of a web browser. Access is limited to websites which the Company believes provide the most relevant healthcare information.

   Feedback. The feedback module allows users to access user surveys and technical support forms.

   Electronic Mail

   HealthDesk OnLine is designed to permit secure electronic messaging between consumers and healthcare payers and providers. Anticipated communications between consumers, payers and providers relate to enrollment; physician selection; test results and patient information; appointment scheduling; reminders; provider directories; surveys; home treatment; and explanation of benefits. The Company intends to employ RSA Data Security encryption software on both the desktop and database server.

   HealthDesk OnLine has been designed to operate on IBM compatible desktop computers with a minimum requirement of a 80486DX central processing unit and eight megabytes of random access memory. The system runs under Windows 95 and Windows 3.1. Consumers may access the electronic mail system, the Company's private Website and the Internet by dialing a local access number provided by CompuServe. The minimum technical requirement to access the electronic communications features is a 9600 Baud modem.

PRODUCT DEVELOPMENT

   The Company's principal efforts to date have been devoted to the design and development of HealthDesk OnLine. For the fiscal years ended December 31, 1994 and 1995 and the six months ended June 30, 1996, the Company expended approximately $231,000, $681,000 and $795,000, respectively, on product development. Product development expenses are expected to increase through December 1996 in connection with market testing activities. As of the date of this Prospectus, thirteen of the Company's twenty-four employees were engaged in product development.

   Although the Company believes that its development efforts relating to the technological aspects of the basic HealthDesk OnLine platform are substantially completed, the Company is continually seeking to refine and enhance the capabilities of its products. The Company intends to use a portion of the proceeds of this offering in connection with refining, enhancing and developing system capabilities and features, including the following:

   Electronic Newsletter. The Company is seeking to incorporate into its software a search engine technology obtained from Verity, Inc. pursuant to a three year non-exclusive license. Such technology is designed to automatically search content databases and websites by topic of interest on a periodic basis. The Company intends to design this capability to create reports in the form of personalized newsletters which may be updated on a regular basis by the Company. The Company believes that such newsletter also presents a significant opportunity for advertising and promotional "tie-ins" with corporate sponsors.

   "Chat" Capabilities. The Company will seek to develop and incorporate online "chat" capabilities and sponsored healthcare forums into HealthDesk OnLine. The Company anticipates that these features will provide consumers with an opportunity to discuss healthcare issues with other consumers and healthcare experts.

   Health Risk Assessment. The Company will seek to incorporate into its software, content and algorithms designed to assist in health risk assessment by providing feedback with respect to the likelihood of risk of certain diseases based on health information input by the user. The Company is seeking to enter into a third-party license agreement in connection with such enhancement.

   Symptom Triage. The Company is seeking to incorporate into its products software obtained from Healthwise, Inc. pursuant to a non-exclusive license. Such software is being designed to provide specific responses for treatment based on information relating to symptoms input by the user.

   Medical Device Integration. The Company may also seek to develop features which will facilitate the input of data from medical devices, such as blood pressure cuffs, blood glucose monitors and peak flow meters, directly into HealthDesk OnLine which data may be monitored by healthcare providers. Any such feature may require the Company and/or the medical device manufacturer to obtain pre-marketing regulatory approvals. See "Government Regulation."

   In addition, the Company intends to develop specific disease management modules designed to monitor chronic conditions. The Company believes that disease management modules may increase compliance with treatment programs designed to address the lifestyle of chronically-ill patients. In August 1996, the Company entered into a letter of intent with MIIX which contemplates that the Company will design, develop and test a software module for diabetes patients. There can be no assurance that the Company will be able to enter into a definitive agreement with MIIX or otherwise successfully develop or commercialize such software module. See "Potential Markets and Marketing."

   The markets for the Company's products are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. Accordingly, the ability of the Company to compete will be dependent on the Company's ability to complete development and introduce HealthDesk OnLine into the marketplace in a timely manner, to continually enhance and improve its software and to successfully develop and market new products. There can be no assurance that competitors will not develop technologies or products that render the Company's products obsolete or less marketable or that the Company will be able to successfully enhance its products or develop new products.

MARKET TESTING

   In July 1996, the Company commenced preliminary market testing of HealthDesk OnLine pursuant to a license agreement with BCMA. The Company agreed to grant to BCMA a limited, non-exclusive, non- transferable license to use the HealthDesk trademark and to distribute HealthDesk OnLine to its members, subscribers and insureds. The Company also agreed that until the end of 1997 it will not grant a license to any health maintenance organization which includes rights to distribute HealthDesk OnLine to members in Massachusetts.

   The Company is currently modifying HealthDesk OnLine to satisfy BCMA's requirements. In the event of successful initial acceptance testing, the proposed market test contemplates that BCMA will distribute HealthDesk OnLine to up to 50 of its employees during a period of ninety days commencing November 1, 1996 and thereafter BCMA will have an additional thirty days to determine whether to distribute HealthDesk OnLine to up to 500 of its members. The market test is intended to provide information on the product's usability and acceptance by consumers and to test the technical aspects of the Company's software.

   The agreement provides for BCMA to pay development fees in the event HealthDesk OnLine requires modifications and for BCMA to purchase the Company's software. The agreement also provides for the payment of member maintenance fees; installation fees; transaction fees; and online service fees. The Company has waived payment of a master license fee in connection with the agreement. The Company's agreement with BCMA terminates on April 1, 1997, unless otherwise extended, provided that for a period of six months following termination the Company may not grant a license to any health maintenance organization which includes rights to distribute HealthDesk OnLine to members in Massachusetts.

   The Company also recently entered into a letter of intent with Blue Cross/Blue Shield of Iowa to conduct similar market testing to up to 100 employees and thereafter to up to 1,000 members. The proposed market testing is subject to the negotiation of a definitive license agreement.

   The Company currently proposes to conduct market testing of HealthDesk OnLine with BCMA and other sponsoring organizations. The Company's success may be highly dependent upon the results of market testing and there can be no assurance that such tests will be successful. If such tests are not successful, the Company will be required to attempt to enhance or modify HealthDesk OnLine so that it will meet with sponsoring organization and consumer acceptance. There can be no assurance that the Company will be able to modify HealthDesk OnLine so that positive test results can be demonstrated. Even if test results are positive, there can be no assurance that sponsoring organizations will be sufficiently encouraged by the results to commit to use HealthDesk OnLine on a non-market test basis. They may elect to utilize other products, services or technologies which they believe to be more efficient or have other cost advantages over the Company's system. In addition, there can be no assurance that positive test results will translate into consumer acceptance over a longer period of time or that sponsoring organizations or consumers will be satisfied with operational results. In 1994, Kaiser and Quantum conducted limited consumer acceptance testing activities with respect to the Company's initial product and a specific disease software module. While the Company believes that the results of such testing were positive, the Company does not have any further arrangements with either Kaiser or Quantum to test such products.

POTENTIAL MARKETS AND MARKETING

   The Company initially intends to offer HealthDesk OnLine with no license fee to potential sponsoring organizations willing to participate in market testing in order to closely monitor performance and provide support for the users of such product. Such activities are expected to allow the Company to adapt and revise its proposed products in light of market needs and user feedback, to develop pricing strategies relative to cost structure, to test new products and features and to correct software or product defects which may arise. Thereafter, although the Company will seek to develop and commercialize specific disease management modules, the Company's primary marketing strategy is to license HealthDesk OnLine to sponsoring organizations (including pharmaceutical companies, managed care organizations, disease management companies, employers and affinity groups) with access to significant numbers of potential subscribers. The Company believes that the addition of HealthDesk OnLine to the products and services of sponsoring organizations could enhance the competitive position of such organizations by differentiating such organizations' products and services from those of competitors.

   The Company intends to focus its efforts on healthcare organizations primarily responsible for bearing the financial risk of patients with chronic diseases. The Company's letter of intent with MIIX contemplates that the Company will grant to MIIX a license to market a software module designed for diabetes patients which would include mutually agreed provisions for the exclusive use by MIIX as part of a joint marketing arrangement. The letter of intent also contemplates that MIIX would pay to the Company a license fee of between $400,000 and $600,000 and for the Company and MIIX to share equally in profits directly associated with licensing of the system and recurring fees from patients using the system as part of a disease management program. There can be no assurance that the Company will be able to enter into a definitive marketing agreement or that any marketing efforts undertaken by MIIX will be successful.

   The Company is currently evaluating various other commercialization strategies, including the license of HealthDesk OnLine to manufacturers of medical devices, pursuant to arrangements by which such manufacturers would bundle such product with the products of such manufacturers. The Company does not have any specific plans or arrangements with respect to such products and any such arrangements could require the Company and/or a medical device manufacturer to obtain pre-marketing regulatory approvals. See "Government Regulation."

   The Company may also seek to establish strategic relationships with third parties relating to product development and marketing. In May 1996, the Company entered into cross-license agreements with Patient Infosystems Inc. ("PII"), formerly known as Disease State Management, Inc., a company engaged in providing healthcare information systems designed to improve patient compliance. Pursuant to such agreements, the Company granted to PII a non-exclusive right to market HealthDesk OnLine and PII granted to the Company a non-exclusive right to market PII's advanced voice recognition telephone system capabilities. The Company believes that such arrangement will permit the Company to offer its services to patients who do not have access to personal computers.

   Under the agreements, each party agreed to seek cost estimates (which would be based on direct costs incurred) in developing modifications necessary to deliver specific services requested by potential customers. Operational fees would be based on certain assumptions contained in the agreements (subject to the parties' standard terms and conditions). The agreements have an initial term of six months and are automatically renewable for successive terms unless either party gives 30 days' written notice prior to the termination of any renewal term. The agreements provide for each party to pay an initial license fee of $25,000 and $25,000 for each renewal term. John Pappajohn, a director and principal shareholder of the Company, is a principal shareholder and director of PII. Edgewater, a principal shareholder of the Company, is also a principal shareholder of PII. PII may be a competitor of the Company. See "Certain Transactions."

   The Company's prospects will be substantially affected by its ability to successfully develop and maintain relationships with key sponsoring organizations, which will promote their services using HealthDesk OnLine and, at the same time attract significant numbers of subscribers. The Company's revenues from third-party marketing arrangements are generally expected to be lower than if the Company sold its products directly to end-users, although the Company would not incur the expense of creating a distribution network and would anticipate a greater volume of end-user sales. To the extent that the Company is ultimately able to enter into satisfactory third-party marketing arrangements, the Company will be largely dependent on the efforts of such third parties. In the case of any such arrangements, the Company's products will require adaptation for specific customers, which could delay product commercialization. In addition, the Company will be dependent on the marketing efforts of third parties and on the marketability and sales of their products. There can be no assurance that the Company will be able to enter into third-party marketing arrangements, that it will be able to adapt its products for specific customers on a timely basis, or at all, or that the Company will realize substantial revenues from any such arrangements.

   The Company's executive officers and marketing staff of three persons are currently responsible for substantially all of the Company's marketing efforts. Because of the nature of the Company's business, the Company's executive officers are expected to continue to devote significant time to develop personal relationships with senior contacts at sponsoring organizations. The Company's ability to market HealthDesk OnLine may be limited by the number of marketing personnel and will be largely dependent upon the efforts of such individuals. HealthDesk, the Company's initial product, is currently marketed directly to consumers pursuant to agreements with two independent sales representatives. The Company does not expect future revenues derived from such product to be meaningful.

   The Company's marketing strategy and preliminary and future marketing plans may be unsuccessful and are subject to change as a result of a number of factors, including progress or delays in the Company's marketing efforts, changes in market conditions (including the emergence of potentially significant related market segments for applications of the Company's technology), the nature of possible license and distribution arrangements which may become available to it in the future and economic, political, regulatory and competitive factors. There can be no assurance that the Company's strategy will result in successful product commercialization.

COMPETITION

   The markets that the Company intends to enter are characterized by intense competition and an increasing number of new market entrants who have developed or are developing competitive products. The Company will face competition from numerous sources, including prospective customers which may develop and market their own competitive products and services, health information system vendors, software companies and online and Internet service providers. The Company believes that competition will be based primarily on ease of use, features (including communications capabilities and content) and price. The Company believes that the combination of desktop and online functionality of HealthDesk OnLine may provide the Company with a competitive advantage.

   In addition, certain companies have developed or may be expected to develop technologies or products in related market segments which could compete with certain technologies or products being developed by the Company. The Company expects that companies which have developed or are developing such technologies or products, as well as other companies (including established and newly formed companies) may attempt to develop products directly competitive with HealthDesk OnLine. In particular, several companies, including Healtheon, IBM Global Health Village, MedAccess Corporation, CareSoft, Inc., Access Health, Inc. and America's Housecalls Network, have announced plans to develop and commercialize competitive product and service offerings. Among other things, these products and services include the use of the Internet for electronic communication between health plans and consumers regarding plan matters, World Wide Web sites with information regarding healthcare related matters and other Internet based products which are to offer health related information. Certain of such competitors have substantially greater financial, technical, marketing, distribution personnel and other resources than the Company, permitting such companies to implement extensive marketing campaigns, both generally and in response to efforts by additional competitors to enter into new markets and market new products and services.

   Healtheon has announced that it has entered into an agreement with BCMA relating primarily to the electronic exchange of health plan benefit information between consumers and health plans. There can be no assurance that Healtheon's relationship with BCMA will not adversely affect the Company's ability to successfully market HealthDesk OnLine to BCMA or that the Company will be able to compete successfully.

INFRASTRUCTURE, OPERATIONS AND TECHNOLOGY

   The Company intends to make HealthDesk OnLine available to users through a set of network servers housed in Berkeley, California. The Company anticipates that access to the Internet will be provided on a 24 hour a day, seven days a week basis through various communications line providers.

   The Company's operations will depend upon the capacity, reliability and security of its system infrastructure. The Company currently has limited system capacity and will be required to continually expand its system infrastructure to accommodate significant numbers of users and increasing amounts of information they may wish to access. Expansion of the Company's system infrastructure will require substantial financial, operational and management resources. The Company intends to use a portion of the proceeds of this offering to purchase computer equipment to expand system capacity. There can be no assurance that the Company will be able to expand its system infrastructure to meet potential demand on a timely basis, at a commercially reasonable cost, or at all. Failure by the Company to expand its network infrastructure on a timely basis could have a material adverse effect on the Company. In addition, the Company will be dependent upon Web browsers and third-party Internet and online service providers for access to the Company's services, hardware suppliers for prompt delivery, installation and service of computer equipment used to deliver the Company's services and on content providers to provide current healthcare information for use by consumers.

   The Company has entered into an Online Vendor License Agreement with Information Access Company ("IAC") for online access to an electronic database of proprietary content. The IAC database is currently the principal source of content available on the Company's private Website and includes a wide range of consumer-oriented health publications, medical journals, articles, pamphlets and reference books. The non-exclusive, worldwide, royalty-bearing license requires the Company to include IAC's standard terms and conditions in the Company's standard subscriber terms and conditions, and display certain IAC legends and copyright notices. Either party may terminate the agreement with ninety days' notice after completion of a nine-month beta period, which expires in May 1997. Thereafter, the agreement continues for a three-year period and may be terminated by either party at the end of each year with ninety days' notice.

   The Company has entered into a Content License Agreement with Healthwise, Inc. ("Healthwise"), a publisher of self care health information for consumers. The agreement provides a non-exclusive, worldwide, license to the Company for the use of certain content published by Healthwise, including the Healthwise Handbook and Pathways. The agreement continues indefinitely and is terminable for cause upon two weeks' notice and without cause upon six months' notice. In addition, the Company has entered into a Software License Agreement with Healthwise for the use of Healthwise's Knowledgebase Symptom Manager and Health and Disease Manager software in the Company's products. Such software is designed to allow the Company's customers to triage their symptoms and locate information on specific disease states. The agreement provides for a non-exclusive, worldwide, royalty-bearing license. The agreement has renewable one-year terms, unless terminated by either party upon ninety-days' notice prior to expiration of the then current term.


   The Company has entered into a Subscription License Agreement with Verity, Inc. ("Verity") for the use in the Company's on-line products of certain information indexing and retrieval software. The search engine feature is used to locate content on the IAC database through the Company's development of search queries. The agreement provides for a non-exclusive, worldwide, royalty-bearing license. The agreement expires in May 1997.


   The Company has entered into a license agreement with Netscape, Inc. to license Netscape's browser technology for integration into the Company's product. The license is a royalty bearing non-exclusive license for an initial one year period expiring in September 1997.

   The Company has entered into an OEM Master License Agreement with RSA Data Security, Inc. ("RSA") for the use of certain encryption software to secure the Company's messaging system. The Company intends to use the RSA encryption software on both the desktop as well as the Company's private website at the Company to ensure that all communications are secure. Through the use of a public key system of encryption, the Company is able to encode patient communications, which may only be decrypted by the designated receiver. The agreement provides for a non-exclusive, royalty-bearing license.

   The Company believes that if any of such licenses are terminated, that there are multiple other sources from which the Company will be able to license appropriate content or similar technology.

POTENTIAL LIABILITY AND INSURANCE

   In recent years, participants in the healthcare industry have been subject to an increasing number of lawsuits alleging malpractice, product liability and related legal theories, many of which involve large claims and significant defense costs. Due to the nature of its business, the Company could become involved in litigation regarding the healthcare information transmitted over its system with the risk of adverse publicity, significant defense costs and substantial damage awards. The Company has adopted policies and procedures intended to reduce the risk of claims, which include the provision of disclaimers in connection with its services. The Company does not maintain malpractice liability insurance.

   In addition, because healthcare information and materials may be downloaded and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. The Company also could be exposed to liability in connection with the selection of materials that may be accessible over its system. Claims could be made against the Company if material deemed inappropriate for viewing by children could be accessed. The Company carries an umbrella insurance policy with a limit of $4 million in the aggregate, general liability insurance with a limitation of $2 million in aggregate and $1 million per occurrence and errors and omissions insurance with a limitation of $1 million in the aggregate. Nevertheless, the Company's insurance may not cover potential claims of this type or may not be adequate to cover liability that may be imposed or related defense costs. There can be no assurance that the Company will not face claims resulting in substantial liability for which the Company is partially or completely uninsured. Any partially or completely uninsured claim against the Company, if successful and of sufficient magnitude, would have a material adverse effect on the Company.

GOVERNMENT REGULATION

   The healthcare industry is subject to extensive, stringent and frequently changing federal and state regulation which is interpreted and enforced by regulatory authorities with broad discretion. Among other things, these regulations govern the provision of healthcare services and the marketing of medical devices. These regulations generally predate the development of products and services such as those offered by the Company and the application and enforcement of such regulations to the Company and its products and services is uncertain. However, certain of the statutes governing the provision of healthcare services could be construed by regulatory authorities to apply to the Company's proposed business activities. There can be no assurance that regulatory authorities do not or will not deem the Company's business activities to constitute the unlicensed practice of medicine.

   Furthermore, in the event the Company develops features which facilitate the input of data from medical devices directly into HealthDesk OnLine, it is possible that the Federal Food and Drug Administration could require the Company and/or an equipment manufacturer to obtain pre-marketing clearance with respect to any such product. The process of obtaining and maintaining required regulatory approval can be lengthy, expensive and uncertain. Even if regulatory approvals are obtained, a marketed product and its manufacturer are subject to continuing regulatory review, and discovery of previously unknown problems could result in restrictions on such product or manufacturer, including withdrawal of the product from the market. Amendments to or interpretation and enforcement of existing statutes or regulations, the adoption of new statutes or regulations or the development of new enhancements and features to HealthDesk OnLine could subject the Company to increased regulation and require the Company to alter methods of operation at costs which could be substantial. Failure to comply with applicable laws and regulations could subject the Company to civil remedies, including substantial fines, penalties and injunctions, as well as possible criminal sanctions.

   Although there are currently few laws or regulations directly applicable to access to or commerce on the Internet, due to the increasing popularity and use of the Internet, it is possible that laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. The Telecommunications Reform Act of 1996, which was recently enacted, imposes criminal penalties on anyone who distributes obscene, lascivious or indecent communications on the Internet. Although the enforcement of such statute has been enjoined and is currently subject to challenge in the courts, the adoption of any such laws or regulations may limit the growth of the Internet, which could in turn decrease the demand for the Company's products and services and increase the Company's cost of doing business. Inasmuch as the applicability to the Internet of the existing laws governing issues such as property ownership, libel and personal privacy is uncertain, any such new legislation or regulation or the application of existing laws and regulations to the Internet could have an adverse effect on the Company's proposed business and prospects.

PROPRIETARY INFORMATION AND TRADEMARKS

   The Company regards certain computer software it has developed for HealthDesk OnLine as proprietary and attempts to protect it with copyrights, trade secret laws, proprietary rights agreements and internal nondisclosure agreements and safeguards. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop know-how or obtain access to the Company's know-how or software codes, concepts, ideas and documentation. Furthermore, there can be no assurance that nondisclosure agreements with the Company's employees will adequately protect the Company's trade secrets. Although the Company believes that its proposed products do not and will not infringe patents or violate proprietary rights of others, it is possible that infringement of existing or future patents or proprietary rights of others have occurred or may occur. In the event the Company's proposed products infringe patents or proprietary rights of others, the Company may be required to modify the design of its proposed products or obtain a license. There can be no assurance that the Company will be able to do so in a timely manner, upon acceptable terms and conditions or at all. The failure to do any of the foregoing could have a material adverse effect upon the Company. In addition, there can be no assurance that the Company will have the financial or other resources necessary to enforce or defend a patent infringement action and the Company could, under certain circumstances, become liable for damages, which also could have a material adverse effect on the Company.

   The Company currently holds a United States trademark registration for the "HealthDesk" name and related logo. The Company is not aware of any claims or infringement or other challenges to the Company's rights to use this mark.

EMPLOYEES

   As of September 30, 1996, the Company had 24 full time employees, of which three were executive officers, thirteen were engaged in product development, three were engaged in marketing and five were engaged in administrative activities. The Company's employees are not represented by a collective bargaining unit. The Company believes that its relations with its employees are good.

FACILITIES

   The Company's facilities are located in approximately 5,701 square feet of leased office space in Berkeley, California. The lease expires in January 1999 and provides for an annual rental of $108,564.

   The Company's operations will be dependent on the Company's ability to protect its computer equipment against damage from fire, earthquakes, power loss, telecommunications failures and similar events. The Company does not presently have redundant, multiple site capacity in the event of any such occurrence. Notwithstanding the implementation of system security measures by the Company, its servers will also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. Computer viruses or problems caused by third parties could lead to material interruptions, delays or cessation in service to consumers.

LEGAL PROCEEDINGS

   The Company is subject to two complaints filed by former employees with the California Department of Fair Employment & Housing. One claim alleges wrongful termination as a result of alleged denial of reasonable accommodation for a wrist and neck injury. The second complaint alleges that the former employee was subject to sexual harassment by a former officer of the Company. The Company intends to defend these matters vigorously. There can be no assurance, however, that such matters will be resolved in a manner favorable to the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The directors and executive officers of the Company are as follows:

 Name                       Age                             Position
 ----                      -----                            --------
Peter O'Donnell  .......    47    President, Chief Executive Officer and Chairman of the Board
Dr. Molly J. Coye  .....    49    Executive Vice President for Strategic Development
Timothy S. Yamauchi  ...    35    Chief Financial Officer, Secretary and Treasurer
John Pappajohn  ........    68    Director
James A. Gordon  .......    46    Director
Dr. Joseph Rudick, Jr.      39    Director
David Sengpiel  ........    44    Director


   Peter O'Donnell has been President, Chief Executive Officer and Chairman of the Board of the Company since September 1995. From May 1995 to August 1995 Mr. O'Donnell was a consultant to the Company. From February 1993 to April 1995, Mr. O'Donnell was Executive Vice President of Sales and Marketing at The Partnership Group, a company which provides consulting services to employees regarding child and elder care matters. From October 1991 to February 1993, Mr. O'Donnell was Executive Vice President of Sales and Marketing for Wellmark Inc., a healthcare company offering electronic data interchange services that allow hospitals and other healthcare providers to transmit files electronically to payers. Mr. O'Donnell received an M.A. degree in government in 1972 from Rutgers University, and a B.A. degree in psychology in 1971 from Pennsylvania State University.

   Molly J. Coye has been Executive Vice President for Strategic Development of the Company since June 1996. Dr. Coye served as Senior Vice President of the Good Samaritan Health System, a non-profit, integrated health care system from September 1993 to January 1996. From June 1991 to September 1993, Dr. Coye served as Director of the California Department of Health Services. From 1986 to 1990 Dr. Coye was the Commissioner of Health for the State of New Jersey. Dr. Coye received a B.S. degree in political science from the University of California at Berkeley in 1968, an M.A. degree in Asian history from Stanford University in 1972, and an M.D. and an M.P.H. from Johns Hopkins University in 1977. Dr. Coye completed an internship in Family Medicine at San Francisco General Hospital and a residency in Preventative Medicine at the Robert Wood Johnson Foundation Clinical Scholars Program at the University of California at San Francisco.

   Timothy S. Yamauchi has been Chief Financial Officer, Secretary and Treasurer of the Company since September 1995. From May 1994 to June 1995, Mr. Yamauchi served as Chief Financial Officer of Innofusion Corporation, a private home healthcare company. From May 1991 to May 1994, Mr. Yamauchi was employed by Total Pharmaceutical Care Inc., a public healthcare service company, as Treasurer and Director of Planning and Analysis. Mr. Yamauchi received a B.S. degree in accounting from California State University, Los Angeles in 1983, an M.B.A. from Harvard Graduate School of Business Administration in 1991 and is a Certified Public Accountant.

   John Pappajohn has been a director of the Company since 1993. Mr. Pappajohn also serves as a director of the following companies: CareGroup, Inc.; Core, Inc.; Drug Screening Systems, Inc.; Fuisz Technologies Ltd.; GalaGen, Inc.; OncorMed Inc.; PACE Health Management Systems, Inc.; and, Patient Infosystems, Inc. Mr. Pappajohn has been the sole owner of Pappajohn Capital Resources, a venture capital firm, and has served as President of Equity Dynamics, Inc., a financial consulting firm, since 1969. Mr. Pappajohn received a B.S.C. degree from the University of Iowa in 1952.

   James A. Gordon has been director of the Company since September 1996. Mr. Gordon is the President of the General Partner of Edgewater II Management, L.P., a venture capital management firm. Mr. Gordon is also the General Partner of Edgewater Private Equity Fund II, L.P., a venture capital firm. Mr. Gordon also serves as a director of the following companies: IMNET Systems, Inc.; Advanced Photonix, Inc.; SoftNet Systems, Inc.; Pac Vision; Pride Industries; Microware Systems; Pangea, Inc.; Bankers Trust Co. of Iowa; and Cellular World Corp. Mr. Gordon has been President of Gordon Management, an investment management company, since February 1992. Mr. Gordon received a B.A. degree summa cum laude from Northwestern University.

   Dr. Joseph Rudick, Jr. has been a director of the Company since August 1992. Dr. Rudick has been employed as a physician with Associate Ophthalmologists, P.C. since 1988. Dr. Rudick has also served as Vice President of Castle Group/Paramount Capital, a venture capital firm, since 1993. Dr. Rudick currently serves as a director of Headland Technologies, Optex Ophthalmics and Channel Pharmaceuticals. Dr. Rudick received a B.A. from Williams College in 1978 and an M.D. from University of Pennsylvania in 1983.

   David Sengpiel has been a director of the Company since September 1995. Mr. Sengpiel also serves as a director of both Image Guided Technologies and CVE, Inc, and as a Vice President of Equity Dynamics, a venture capital firm since March 1995. From January 1993 to March 1995, Mr. Sengpiel was employed as an Alternative Investment Manager with Farm Bureau Insurance, a life insurance company. From August 1990 to January 1993, Mr. Sengpiel served as President of Vantage Cable International, a telecommunications company.

   Each officer serves at the discretion of the Board of Directors. There are no family relationships among any of the directors or officers of the Company.

EXECUTIVE COMPENSATION

   The following table sets forth certain compensation paid by the Company during the fiscal year ended December 31, 1995 to its President and Chief Executive Officer. No other officer of the Company received compensation in excess of $100,000 for the fiscal year ended December 31, 1995.

                          SUMMARY COMPENSATION TABLE

                                                  Annual Compensation                Long-Term Compensation
                                       ----------------------------------------   ----------------------------
                                                                  Other Annual      Options       All Other
Name and Principal Position     Year     Salary       Bonus     Compensation(1)    Granted(#)    Compensation
 ---------------------------   ------   ---------    ---------   ---------------   ----------   --------------
Peter O'Donnell
President & Chief Executive
  Officer ..................    1995     $53,033     $13,333        $79,699         180,000           --

------
(1) Represents consulting fees of $63,699 from May to September 1995 and relocation costs.

EMPLOYMENT AGREEMENTS

   The Company has entered into employment agreements with each of Peter O'Donnell, Molly J. Coye and Timothy S. Yamauchi which expire in December 1997 and are automatically renewable for additional one-year terms. The agreements provide for base compensation payable to Mr. O'Donnell, Dr. Coye and Mr. Yamauchi of $163,200, $140,000 and $110,000, respectively, and bonuses to be determined based on annual pre-tax earnings, if any, of the Company. Dr. Coye, who will be entitled to receive base compensation commencing in 1997, is entitled to receive a bonus of $80,000 in February 1997. The agreements also provide for employment on a full-time basis and contain a provision that the employee will not compete or engage in a business competitive with the Company for a period of one year after termination. In the event of termination of the employee's employment by the Company other than for cause (including non-renewal of the agreement) or by reason of death or disability, the Company is obligated to make payments equal to one-half of the then applicable annual base salary plus a pro rata portion of the bonus payable for such year.

1994 STOCK OPTION PLAN

   The Company's 1994 Founder's Stock Option Plan the ("Option Plan") became effective in June 1994 and was amended most recently in March 1996. The purpose of the Option Plan is to attract and retain qualified personnel, to provide additional incentives to employees, officers and consultants of the Company and to promote the success of the Company's business. A reserve of 840,000 shares of the Company's Common Stock has been established for issuance under the Option Plan. The Option Plan is administered by the Board of Directors (the "Committee"). Subject to the Option Plan, the Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory option, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.

   Each option granted under the Option Plan has a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with the Company. Options are generally immediately exercisable subject to a right of repurchase in favor of the Company at the original exercise price which expires over a four-year vesting period. The exercise price of incentive stock options and non-statutory stock options granted under the Option Plan must be at least 100% and 85% of the fair market value of the stock subject to the option on the date of grant, respectively or 110% with respect to holders of more than 10% of the voting power of the Company's outstanding stock. The Committee determines the fair market value of the stock. The purchase price is payable immediately upon the exercise of the option. Such payment may be made in cash, or at the discretion of the Committee, in outstanding shares of Common Stock held by the participant, through a full recourse promissory note payable in installments over a period of years or any combination of the foregoing.

   The Board of Directors may amend or modify the Option Plan at any time, provided that no such amendment or modification may adversely affect the rights and obligations of the participants with respect to their outstanding options or unvested shares without their consent. In addition, no amendment of the Option Plan may, without the approval of the Company's shareholders,
(i) materially modify the class of individuals eligible for participation,
(ii) increase the number of shares available for issuance, except in the event of certain changes to the Company's capital structure, (iii) materially increase the benefits accruing to Optionees under the Option Plan, or (iv) extend the term of the Option Plan. The Option Plan will terminate in June 2004, unless terminated earlier by the Board.

   As of the date of this Prospectus, there are options to purchase an aggregate of 715,300 shares outstanding under the Plan with an average exercise price of $2.51. Peter O'Donnell holds 180,000 outstanding options, 135,324 of which were granted at an exercise price of $1.04 per share and 44,676 of which were granted at an exercise price of $2.08. Joseph Rudick holds 24,000 options, 12,000 of which were granted at an exercise price of $1.04 per share, and 12,000 of which were granted at an exercise price of $1.67 per share. Molly Coye holds 132,000 outstanding options, 96,000 of which were granted at an exercise price of $3.33 per share and 36,000 of which were granted at $5.00 per share. Timothy Yamauchi holds 60,000 outstanding options, 45,210 of which were granted at an exercise price of $1.04 per share, and 14,790 of which were granted at an exercise price of $2.08 per share.

   All options are immediately exercisable subject to repurchase rights in favor of the Company based upon the following vesting schedule: the optionee shall acquire a vested interest in, and the Company's repurchase right will accordingly lapse with respect to, (i) twenty-five percent (25%) of the option shares upon completion of one year of service (as a director or employee, as the case may be) measured from the respective vesting commencement date, and (ii) the balance of the option shares in equal successive monthly installments upon completion of each of the next thirty-six (36) months of service measured from and after the first anniversary of such vesting commencement date.

OTHER BENEFIT PLANS

   The Company maintains a 401(k) savings plan and a Section 125 medical and dental savings plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

   The Company's Articles of Incorporation the ("Articles") limit the liability of directors to the maximum extent permitted by California law. The Articles authorize the Company to indemnify agents of the Company in excess of the indemnification otherwise permitted by Section 317 of the California General Corporation Law, subject only to applicable limits set forth in
Section 204 of the California General Corporation Law with respect to actions for breach of duty to the corporation and its shareholders.

   The Company's Bylaws provide that the Company shall indemnify its directors, officers, employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

   The Company has entered into agreements to indemnify its directors and executive officers. These agreements, among other things, indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

   At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                            PRINCIPAL SHAREHOLDERS

   The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 30, 1996, and as adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered hereby, by: (i) each person or group of affiliated persons who is known by the Company to own beneficially 5% or more of the Company's Common Stock, (ii) each of the Company's directors, (iii) the Chief Executive Officer, and (iv) all directors and executive officers as a group. Except as otherwise noted, the persons or entities in this table have sole voting and investment power with respect to all the shares of Common Stock beneficially owned by them.

                                                                    Percentage of Total
                                                                 ------------------------
                                          Amount and Nature of
Name and Address of                       Beneficial Ownership      Before        After
Beneficial Owner (1)                              (2)              Offering     Offering
 -------------------                     ----------------------   ----------    ----------
Peter S. O'Donnell (3)  ..............           180,000              4.7%         3.1%
John Pappajohn(4)  ...................         1,055,000             28.5         18.5
Edgewater Private Equity Fund II,
  L.P.
666 Grand Avenue, Suite 200
Des Moines, Iowa 50309  ..............           901,000             24.4         15.8
James Gordon (5)  ....................           901,000             24.4         15.8
Dr. Joseph Rudick
150 Broadway
New York, New York 10038(6)  .........           219,000              5.9          3.8
David Sengpiel(7)  ...................            15,000               .4           .3
All officers and directors as a group
   (seven persons) (8) ...............         2,562,000             62.3%        41.9%

------
(1) Except as otherwise indicated, the address for each beneficial owner identified is c/o HealthDesk Corporation, 2560 Ninth Street, Suite 220, Berkeley, California 94710.

(2) Unless otherwise indicated, the Company believes that all persons and entities named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of shares of Common Stock that can be acquired by such person within 60 days from the date of this Prospectus upon the exercise of options or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that convertible securities and options that are held by such person (but not those held by any other person) and which are exercisable within such period have been exercised.

(3) Represents immediately exercisable options to purchase 180,000 shares.

(4) Includes immediately exercisable options to purchase 10,000 shares. Excludes 10,000 shares owned by Ann Pappajohn, Mr. Pappajohn's daughter. Mr. Pappajohn disclaims beneficial ownership of such shares.

(5) Includes 831,000 shares of Common Stock held by Edgewater Private Equity Fund II, L.P. Mr. Gordon may be deemed to be the beneficial owner of such shares. Excludes 30,000 shares of Common Stock held by Laura Gordon 1985 Trust over which Mr. Gordon has voting power but no pecuniary interest. Mr. Gordon disclaims beneficial ownership of such 30,000 shares.

(6) Includes immediately exercisable options to purchase 24,000 shares.

(7) Includes immediately exercisable options to purchase 15,000 shares.

(8) Includes immediately exercisable options to purchase 421,000 shares.

                             CERTAIN TRANSACTIONS

   In May 1993, the Company issued 120,000 shares of Common Stock to John Pappajohn, a director and principal shareholder of the Company, for an aggregate consideration of $125,000. In May 1994, the Company issued 30,000 shares of Common Stock to Mr. Pappajohn for an aggregate consideration of $31,250 (or $1.04 per share). The Company has granted registration rights to Mr. Pappajohn with respect to all of such shares.

   In August 1995, Mr. Pappajohn and Edgewater Private Equity Fund II, L.P. ("Edgewater") purchased an aggregate of 636,000 shares of Common Stock from David Hehman, the former Chief Executive Officer of the

Company, and certain of his family members, for an aggregate consideration of $662,500. James Gordon, a director of the Company, is president of the General Partner of Edgewater. In connection with such transaction, Mr. Hehman and such family members entered into a severance agreement with the Company which provided for their respective resignations as officers, directors and employees of the Company, their agreement not to compete for one year with the Company and the termination of options to purchase an aggregate of 198,000 shares of Common Stock. In addition, Spartina Corporation, a company controlled by Mr. Hehman, assigned to the Company all of its right, title and interest in and to certain software development tools previously licensed by the Company from Spartina Corporation pursuant to a non-exclusive license agreement entered into in April 1993. In connection with such transaction, Mr. Pappajohn and Edgewater were granted registration rights with respect to all of such shares.

   In August 1995, the Company granted to Mr. Pappajohn options to purchase 96,000 shares of Common Stock at an exercise price of $1.04 per share. In September 1996, the Company granted Mr. Pappajohn and Mr. Sengpiel, a director of the Company, options to purchase 10,000 and 15,000 shares of Common Stock, respectively, at an exercise price of $5.00 per share.

   During the period from June through September 1995, the Company borrowed an aggregate of $800,000 from Mr. Pappajohn and Edgewater, evidenced by convertible promissory notes bearing interest at the rate of 6% per annum. The principal of the notes were converted into an aggregate of 768,000 shares of Common Stock in September 1995.

   In December 1995, Mr. Pappajohn and Edgewater, purchased 69,000 and 129,000 shares of the Company's Series A Preferred Stock for an aggregate purchase price of approximately $144,000 and $268,000, respectively.

   In May 1996, the Company and PII entered into cross-license agreements in connection with possible product development and marketing arrangements. Mr. Pappajohn is a principal shareholder and a director of PII. Edgewater is also a principal shareholder of PII.

   In July and August 1996, the Company borrowed an aggregate of $500,000 from Mr. Pappajohn and Edgewater. Such indebtedness bears interest at the rate of 8% per annum. The principal of such notes will automatically convert into approximately 100,000 shares of Common Stock on the date of this Prospectus.

   Mr. Pappajohn and Edgewater each purchased $100,000 of Units consisting of 20,000 shares of Common Stock and a 9% non-negotiable promissory note in the principal amount of $100,000 in connection with the Bridge Financing.

   The Company believes that all of the foregoing transactions and arrangements were fair and reasonable to the Company and were on terms no less favorable than could have been obtained from unaffiliated third parties. There can be no assurance, however, that future transactions or arrangements between the Company and its affiliates will continue to be advantageous to the Company, that conflicts of interest will not arise with respect thereto, or that if conflicts do arise, they will be resolved in a manner favorable to the Company. Any such future transactions will be on terms no less favorable to the Company than could be obtained from unaffiliated parties and will be approved by a majority of the independent and disinterested members of the Board of Directors, outside the presence of any interested directors and, to the extent deemed appropriate by the Board of Directors, the Company will obtain shareholder approval or fairness opinions in connection with any such transaction.

                         DESCRIPTION OF CAPITAL STOCK

   Upon completion of this offering, the authorized capital stock of the Company will consist of 17,000,000 shares of Common Stock, 5,689,720 of which will be outstanding, and 3,000,000 shares of Preferred Stock, none of which will be outstanding. The following description of the capital stock of the Company and certain provisions of the Company's Restated Articles of Incorporation and Bylaws is a summary and is qualified in its entirety by the provisions of the Restated Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

Common Stock

   The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders, including the election of directors, and, subject to preferences that may be applicable to any Preferred Stock outstanding at the time, are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation or dissolution of the Company, the holders of Common Stock are entitled to receive all assets available for distribution to the shareholders, subject to any preferential rights of any preferred stock then outstanding. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock are, and the shares offered hereby upon issuance and sale will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock which the Company may designate and issue in the future.

   The Company's shareholders currently may cumulate their votes for the election of directors so long as at least one shareholder has given notice at the meeting of shareholders prior to the voting of that shareholder's desire to cumulate his or her votes. Cumulative voting may be eliminated by amendment to the Articles or the Company's Bylaws if (i) the Company's shares of Common Stock are listed on the Nasdaq National Market and the Company has at least 800 holders of its equity securities as of the record date of the Company's most recent annual meeting shareholders or (ii) the Company's shares of Common Stock are listed on the New York Stock Exchange or the American Stock Exchange.

Preferred Stock

   The Company is authorized to issue 3,000,000 shares of preferred stock. Of such shares, 1,200,000 represent Series A Preferred Stock of which the 1,059,600 outstanding shares will automatically convert upon the consummation of this offering. The remaining 1,800,000 shares may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Common Stock. The Company has no current plans to issue any preferred stock.

Registration Rights

   In connection with this offering, the Company has agreed to grant to the Underwriter certain demand and piggyback registration rights in connection with the 200,000 shares of Common Stock issuable upon exercise of the Underwriter's Warrants. See "Underwriting."

   Pursuant to the terms of the Bridge Financing, the Company has included the shares issued in the Bridge Financing in the Registration Statement of which this Prospectus forms a part. The Company has agreed to use its best efforts to keep the Registration Statement effective until the earlier of (i) the date that all of the shares included in the Registration Statement have been sold pursuant thereto and (ii) the date the Selling Shareholders receive an opinion of counsel that the full amount of their shares may be freely sold by such holders. All registration expenses related to such shares will be paid by the Company. If the Company defaults in its obligations to maintain the Registration Statement effective or otherwise fails to comply with certain other registration rights obligations of the Bridge Financing, the Company may be obligated to issue up to an additional 100,000 shares of Common Stock to the investors which participated in the Bridge Financing.

   The Selling Shareholders have agreed that they will not, directly or indirectly, offer to sell, sell or otherwise dispose of any shares of Common Stock without the prior written consent of the Underwriter for a period of eighteen months after the date of this Prospectus.

   In addition to the rights described above, the holders ("Holders") of an aggregate of approximately 1,341,600 shares of Common Stock are entitled to certain rights with respect to the registration of such shares for offer and sale to the public under the Securities Act. Under these provisions, the Holders may request that the Company file up to one registration statement under the Securities Act with respect to at least 50% of such Common Stock. Upon receipt of such a request, the Company is required to notify all other Holders and to effect as soon as practicable such registration, subject to certain conditions, including that the request must be received one year or more after the effective date of this offering, and no later than December 31, 2000. Further, whenever the Company proposes to register any of its securities under the Securities Act for its own account of for the account of other security holders, the Company is required to promptly notify each Holder of the proposed registration and include all Common Stock which such Holder may request to be included in such registration, subject to certain limitations. The Company has obtained a waiver of these rights to the extent they would have applied to this offering.

Transfer Agent and Registrar

   The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, New York, New York.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Upon consummation of this offering, the Company will have 5,689,720 shares of Common Stock outstanding, of which 2,400,000 shares, consisting of 2,000,000 shares offered hereby and, subject to certain contractual restrictions described below, the 400,000 shares being offered by the Selling Shareholders, will be freely tradable without restriction or further registration under the Securities Act. All of the remaining 3,289,720 shares of Common Stock outstanding are "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act, and in the future may be sold only pursuant to an effective registration statement under the Securities Act, in compliance with the exemption provisions of Rule 144 or pursuant to another exemption under the Securities Act. Of the 3,289,720 restricted shares, an aggregate of 237,000 shares will be eligible for sale, without registration, under Rule 144 (subject to the contractual restrictions described below), on the date of this Prospectus, and 417,000 shares will be eligible (subject to certain volume limitations and the contractual restrictions describe below) commencing 90 days from the date of this Prospectus.

   In general, under Rule 144 as currently in effect, if two years have elapsed since the later of the date of the acquisition of restricted shares of Common Stock from either the Company or any affiliate of the Company, the acquirer or subsequent holder thereof may sell, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock, or the average weekly trading volume of the Common Stock on the Nasdaq SmallCap Market during the four calendar weeks preceding the date on which notice of the proposed sale is sent to the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If three years have elapsed since the later of the date of the acquisition of restricted shares of Common Stock from the Company or any affiliate of the Company, a person who is not deemed to have been an affiliate of the Company at any time for 90 days preceding a sale would be entitled to sell such share under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements.

   The Company's officers, directors and security holders (excluding the holders of 120,000 shares of Common Stock) have agreed not to sell or dispose of any of their securities of the Company for a period of eighteen months from the date of this Prospectus without the Underwriter's prior written consent.

   Prior to this offering, there has been no market for the Common Stock and no prediction can be made as to the effect, if any, that public sales of shares of Common Stock or the availability of such shares for sale will have on the market prices of the Common Stock prevailing from time to time. However, the possibility that a substantial amount of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                                 UNDERWRITING

   Whale Securities Co., L.P. (the "Underwriter") has agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase 2,000,000 shares of Common Stock from the Company. The Underwriter is committed to purchase and pay for all of the Common Stock offered hereby if any of such securities are purchased. The Common Stock are being offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to approval of certain legal matters by counsel and to certain other conditions.

   The Underwriter has advised the Company that it proposes to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriter may allow to certain dealers who are members of the National Association of Securities Dealer, Inc. (the
"NASD") concessions, not in excess of $    per share of Common Stock, of
which not in excess of $    per share of Common Stock may be reallowed to
other dealers who are members of the NASD.

   The Company has granted to the Underwriter an option, exercisable for 45 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriter may exercise this option in whole or, from time to time, in part, solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby.

   The Company has agreed to pay to the Underwriter a non-accountable expense allowance of 3% of the gross proceeds of this offering, of which $50,000 has been paid as of the date of this Prospectus. The Company has also agreed to pay all expenses in connection with qualifying the shares of Common Stock offered hereby for sale under the laws of such states as the Underwriter may designate, including expenses of counsel retained for such purpose by the Underwriter.

   The Company has agreed to grant to the Underwriter and its designees warrants (the "Underwriter's Warrants") to purchase up to 200,000 shares of Common Stock at a purchase price of $5.50 per share. The Underwriter's Warrants may not be sold, transferred, assigned or hypothecated for one year from the date of this Prospectus, except to the officers and partners of the Underwriter and members of the selling group, and are exercisable during the five-year period commencing on the date of this Prospectus (the "Warrant Exercise Term"). During the Warrant Exercise Term, the holders of the Underwriter's Warrants can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the Underwriter's Warrants. Any profit realized by the Underwriter on the sale of the Underwriter's Warrants or the underlying securities may be deemed additional underwriting compensation. Subject to certain limitations and exclusions, the Company has agreed, at the request of the holders of a majority of the Underwriter's Warrants, at the Company's expense, to register the shares of Common Stock issuable upon exercise of the Warrants under the Securities Act on one occasion during the Warrant Exercise Term and to include such underlying securities in any appropriate Registration Statement which is filed by the Company during the seven years following the date of this Prospectus.


   The Underwriter acted as placement agent in connection with the Bridge Financing and received $200,000 (representing 10% of the purchase price of the units) and a non-accountable expense allowance of $35,000.

   All of the officers and directors and shareholders of the Company holding an aggregate of 3,569,720 shares of the Common Stock have (excluding the holders of 120,000 shares of Common Stock) agreed that they will not sell any shares of Common Stock of the Company for a period of eighteen months after the date of this Prospectus without prior written consent of the Underwriter.

   The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

   The Underwriter has informed the Company that it does not expect sales made to discretionary accounts to exceed 1% of the securities offered hereby.

   Prior to this offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price of the Common Stock has been determined by negotiations between the Company and the Underwriter. Among the factors considered in determining the offering price were the Company's financial condition and prospects, market prices of similar securities of comparable publicly-traded companies, certain financial and operating information of companies engaged in activities similar to those of the Company and the general condition of the securities market.

                SELLING SHAREHOLDERS AND PLAN OF DISTRIBUTION

   An aggregate of up to 400,000 shares may be offered and sold pursuant to this Prospectus by the Selling Shareholders. The Company has agreed to register the public offering of such shares under the Securities Act concurrently with this offering and to pay all expenses in connection therewith. The shares have been included in the Registration Statement of which this Prospectus forms a part. None of the such shares may be sold by the Selling Shareholders prior to eighteen months after the date of this Prospectus, without the prior written consent of the Underwriter. None of the Selling Shareholders has ever held any position or office with the Company or had any other material relationship with the Company except that John Pappajohn is a director and principal shareholder of the Company and Edgewater is a principal shareholder of the Company. James Gordon, a director of the Company is president of the General Partner of Edgewater. The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders. The following table sets forth certain information with respect to the Selling Shareholders.

                                                                             Beneficial       Percentage
                                             Beneficial       Amount of     Ownership of     of Beneficial
                                              Ownership        Common       Common Stock     Ownership of
                                           of Common Stock      Stock           After        Common Stock
Selling Shareholders                        Prior to Sale      Offered        Offering      After Offering
 ---------------------------------------   ---------------   -----------    --------------   --------------
Wilensky, Allan S.  ....................         45,000        45,000                --            --
Worthington, John R.  ..................         30,000        30,000                --            --
Pappajohn, John  .......................      1,055,000        20,000         1,035,000          18.2%
Edgewater Private Equity Fund II, L.P.          901,000        20,000           881,000          15.5%
Brown, Michael & Brown, Alan (JT)  .....         20,000        20,000                --            --
Chafoulias, Gus  .......................         53,600        20,000            33,600            .6%
Chaster, Chester  ......................         20,000        20,000                --            --
Toboroff, Leonard  .....................         20,000        20,000                --            --
Shaykin, Leonard  ......................         15,000        15,000                --            --
Atlas Capital Partners, L.P.  ..........         10,000        10,000                --            --
Catalyst Partners, L.P.  ...............         10,000        10,000                --            --
David, Todd & Lowenberg, Tiffany (JT)  .         10,000        10,000                --            --
Egge, R.D.  ............................         10,000        10,000                --            --
FGR Akel  ..............................         10,000        10,000                --            --
Gottlieb, Scott C.  ....................         10,000        10,000                --            --
IASD Health Services Corp.  ............        106,000        10,000            96,000           1.7%
JIBS Equities, L.P.  ...................         34,000        10,000            24,000            .4%
Marino, Robert R.  .....................         10,000        10,000                --            --
Natale, Steve  .........................         10,000        10,000                --            --
Pappajohn, Ann  ........................         10,000        10,000                --            --
Penn Footwear Retirement Invest.  ......         34,000        10,000            24,000            .4%
Goldberg, Jay N.  ......................          6,000         6,000                --            --
Howard, Lawrence  ......................          6,000         6,000                --            --
Kier, Isaac  ...........................          6,000         6,000                --            --
Segal, Gordon  .........................         17,000         5,000            12,000            .2%
Cantor, Michael  .......................          5,000         5,000                --            --
Lyons, Allan R.  .......................          5,000         5,000                --            --
McGowan Corporation  ...................          5,000         5,000                --            --
Merenstein, Lewis IRA  .................          5,000         5,000                --            --
Miot, Sanford B.  ......................          5,000         5,000                --            --
Newman, Gary  ..........................          5,000         5,000                --            --
Nocciolino, Albert  ....................          5,000         5,000                --            --
Nusbaum, Lawrence G.  ..................          5,000         5,000                --            --
Odenthal, William  .....................          5,000         5,000                --            --
Christos, Peter N.  ....................          2,000         2,000                --            --

   The shares may be offered and sold from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transaction in which the broker solicits purchases; and (d) face-to-face transactions between sellers and purchasers without a broker/dealer. In effecting sales, brokers or dealers engaged by the Selling Shareholder may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Shareholders in amounts to be negotiated. Such broker and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales.

                                LEGAL MATTERS

   The validity of the Common Stock offered hereby will be passed upon for the Company by Gray Cary Ware & Freidenrich, a Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the Underwriter by Tenzer Greenblatt LLP, New York, New York.

                                   EXPERTS

   The balance sheets as of December 31, 1994 and 1995 and the statements of operations, shareholders' equity and cash flows for the years ended December 31, 1994 and 1995, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

   The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form SB-2, including amendments thereto, under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each such statement being qualified in all respects by such reference. The Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: 13th Floor, Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. at prescribed rates.

                            HEALTHDESK CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)
                                   CONTENTS

                                                                           PAGE
                                                                         --------
Independent Accountant's Report  .....................................     F-2

Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996  ...     F-3

Statements of Operations for the years ended December 31, 1994 and
  1995, six months ended June 30, 1995 and 1996 and period from
  inception to June 30, 1996 .........................................     F-4

Statements of Shareholders' Equity (Deficit) for the years ended
  December 31, 1992, 1993, 1994 and 1995 and six months ended June 30,
  1996 ...............................................................     F-5

Statements of Cash Flows for the years ended December 1994 and 1995, six months ended June 30, 1995 and 1996 and period from inception to
  June 30, 1996 ......................................................     F-6

Notes to Financial Statements  .......................................     F-7

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of HealthDesk Corporation:

   We have audited the accompanying balance sheets of HealthDesk Corporation (a development stage company) as of December 31, 1994 and 1995, and the related statements of operations, shareholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HealthDesk Corporation as of December 31, 1994 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

   The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is still in the development stage and, therefore, has incurred losses from operations and negative cash flows from operating activities since inception. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          COOPERS & LYBRAND L.L.P.
San Francisco, California
July 30, 1996, except for Note 12 as to
 which the date is October 16, 1996

                            HEALTHDESK CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)

                                BALANCE SHEETS


                                                                                                 June 30, 1996
                                                                                                   Pro Forma
                                                                                                Liabilities and
                                                         December 31,                            Shareholders'
                                                 ----------------------------      June 30,          Equity
                                                     1994           1995             1996          (Note 13)
                                                  -----------   -------------    -------------   ---------------
                                                                                 (unaudited)      (unaudited)
                     ASSETS
Current assets:
   Cash and cash equivalents ..................    $ 376,334     $ 1,554,034     $   232,766
   Receivable from shareholder ................           --         100,000              --
   Prepaid expenses and other .................          928          19,709          72,541
                                                  -----------   -------------    -------------
        Total current assets ..................      377,262       1,673,743         305,307
Property and equipment, net  ..................       70,490         234,963         469,336
Other assets  .................................        3,987          94,650          18,350
                                                  -----------   -------------    -------------
        Total assets ..........................    $ 451,739     $ 2,003,356     $   792,993
                                                  ===========   =============    =============
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Accounts payable ...........................    $  14,710     $   104,759     $   196,694      $   196,694
   Accrued liabilities ........................       78,626         143,715         301,617          301,617
   Due to related parties .....................       22,939              --              --               --
   Deferred compensation ......................       21,165              --              --               --
   Convertible note payable and accrued
     interest  ................................           --         554,833         572,333        1,100,000
                                                  -----------   -------------    -------------   ---------------
        Total current liabilities .............      137,440         803,307       1,070,644        1,598,311
Convertible note payable and accrued interest        519,834              --              --               --
                                                  -----------   -------------    -------------   ---------------
        Total liabilities .....................      657,274         803,307       1,070,644        1,598,311
                                                  -----------   -------------    -------------   ---------------
Commitments and contingencies (Note 7)
Shareholders' equity (deficit):
   Convertible preferred stock, no par value;
     authorized 3,000,000 shares; issued and
     outstanding 939,600 and 1,059,600 shares
     at December 31, 1995 and June 30, 1996,
     respectively (liquidation preference
     $2,207,500 at June 30, 1996); none
     outstanding, pro forma  ..................           --       1,935,807       2,183,036               --
   Common stock, no par value; authorized
     17,000,000 shares; issued and outstanding
     1,260,000, 2,130,000, 2,130,120 and
     3,689,720 at December 31, 1994, 1995 and
     June 30, 1996 and pro forma, respectively       314,980       1,221,230       1,221,355        4,678,391
   Deficit accumulated during the development
     stage  ...................................     (520,515)     (1,956,988)     (3,682,042)      (3,682,042)
                                                  -----------   -------------    -------------   ---------------
        Total shareholders' equity (deficit) ..     (205,535)      1,200,049        (277,651)         996,349
                                                  -----------   -------------    -------------   ---------------
          Total liabilities and shareholders'
             equity (deficit) .................    $ 451,739     $ 2,003,356     $   792,993      $ 2,594,660
                                                  ===========   =============    =============   ===============

      The accompanying notes are an integral part of these financial statements.

                            HEALTHDESK CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)

                           STATEMENTS OF OPERATIONS



                                                                                             August 28,
                                Year Ended December 31,      Six-Months Ended June 30,          1992
                             ----------------------------   ----------------------------   (inception) to
                                 1994           1995            1995           1996         June 30, 1996
                              -----------   -------------    -----------   -------------   ---------------
                                                                    (unaudited)              (unaudited)
Revenues:
   Software development and
     licensing  ...........    $  387,740     $  224,011    $   95,040       $    6,016     $  697,330
   Other ..................         9,500             --            --               --         10,158
                               -----------    -----------   -----------      -----------    ----------
        Total revenues ....       397,240        224,011        95,040            6,016        707,488
                               -----------    -----------   -----------      -----------    ----------
Costs and expenses:
   Product development ....       231,243        680,886       218,859          795,215      1,882,731
   Sales and marketing ....       220,243        349,133       107,378          494,866      1,199,173
   General and
     administrative  ......       170,598        581,043       252,426          443,743      1,247,180
                               -----------    -----------   -----------      -----------    ----------
        Total costs and
          expenses  .......       622,084      1,611,062       578,663        1,733,824      4,329,084
                               -----------    -----------   -----------      -----------    ----------
        Loss from
          operations  .....       224,844      1,387,051       483,623        1,727,808      3,621,596
        Interest expense ..        11,378         40,300        17,500           17,998         69,676
        Interest income ...            --         (6,000)       (5,708)         (21,152)       (27,152)
        Other expense .....            --         14,322            --               --         14,322
                               -----------    -----------   -----------      -----------    ----------
        Loss before income
          taxes  ..........       236,222      1,435,673       495,415        1,724,654      3,678,442

Provision for income taxes            800            800           400              400          3,600
                               -----------    -----------   -----------      -----------    ----------
        Net loss ..........    $  237,022     $1,436,473    $  495,815       $1,725,054     $3,682,042
                               ===========    ===========   ===========      ===========    ==========
Net loss per share  .......    $    (0.08)    $    (0.45)   $    (0.17)      $    (0.45)
                               ===========    ===========   ===========      ===========
Weighted average number of
   shares of common stock .     2,964,581      3,181,929     2,984,967        3,854,735
                               ===========    ===========   ===========      ===========


The accompanying notes are an integral part of these financial statements.

                            HEALTHDESK CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)

                 STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)



                                                                                                  Deficit
                                         Preferred Stock                Common Stock            Accumulated         Total
                                   ---------------------------   ---------------------------     During the     Shareholders'
                                                                                                Development        Equity
                                      Shares         Amount         Shares        Amount           Stage          (Deficit)
                                    -----------   ------------    -----------   ------------   --------------   --------------
Balances at August 28, 1992
  (inception) .................             --             --            --             --               --               --
Common stock issued for cash
  on October 1, 1992 at $0.003
  per share ...................             --             --       960,000     $    2,480               --      $     2,480
Net loss  .....................             --             --                                   $   (92,744)         (92,744)
                                    -----------   ------------    -----------   ------------   --------------   --------------
Balances at December 31, 1992               --             --       960,000          2,480          (92,744)         (90,264)
Common stock issued for cash
  in April and May 1993 at
  $1.04 per share .............             --             --       240,000        250,000               --          250,000
Net loss  .....................             --             --            --             --         (190,749)        (190,749)
                                    -----------   ------------    -----------   ------------   --------------   --------------
Balances at December 31, 1993..             --             --     1,200,000        252,480         (283,493)         (31,013)
Common stock issued for cash
  on May 2, 1994 at $1.04 per
  share .......................             --             --        60,000         62,500               --           62,500
Net loss  .....................             --             --            --             --         (237,022)        (237,022)
                                    -----------   ------------    -----------   ------------   --------------   --------------
Balances at December 31, 1994..             --             --     1,260,000        314,980         (520,515)        (205,535)
Common stock issued in exchange
  for convertible debt on
  September 29, 1995 at $1.04
  per share ...................             --             --       768,000        800,000               --          800,000
Common stock issued upon
  exercise of options in June
  and December 1995 at $1.04
  pershare ....................             --             --       102,000        106,250               --          106,250
Preferred stock issued for cash
  in November and December 1995
  at $2.08 per share, net of
  issuance costs of $21,693 ...        939,600     $1,935,807            --             --               --        1,935,807
Net loss  .....................             --             --            --             --       (1,436,473)      (1,436,473)
                                    -----------   ------------    -----------   ------------   --------------   --------------
Balances at December 31, 1995..        939,600      1,935,807     2,130,000      1,221,230       (1,956,988)       1,200,049
Common stock issued upon
  exercise of options on
  February 1, 1996 at $1.04 per
  share (unaudited) ...........             --             --           120            125               --              125
Preferred stock issued for cash
  in February 1996 at $2.08 per
  share, net of issuance costs
  of $2,771 (unaudited) .......        120,000        247,229            --             --               --          247,229
Net loss (unaudited)  .........             --             --            --             --       (1,725,054)      (1,725,054)
                                    -----------   ------------    -----------   ------------   --------------   --------------
Balances at June 30, 1996
  (unaudited) .................      1,059,600     $2,183,036     2,130,120     $1,221,355      $(3,682,042)     $  (277,651)
                                    ===========   ============    ===========   ============   ==============   ==============


      The accompanying notes are an integral part of these financial statements.

                            HEALTHDESK CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)

                           STATEMENTS OF CASH FLOWS


                                                                                                                    August 28,
                                                    Year Ended December 31,        Six Months Ended June 30,           1992
                                                ------------------------------   ------------------------------   (inception) to
                                                     1994            1995            1995            1996          June 30, 1996
                                                 ------------   --------------    ------------   --------------   ---------------
                                                                                          (unaudited)               (unaudited)
Cash flows from operating activities:
   Net loss ..................................    $(237,022)     $(1,436,473)      $(495,815)     $(1,725,054)      $(3,682,042)
   Adjustments to reconcile net loss to net
     cash used in operating activities:
     Depreciation and amortization  ..........       10,908           50,384          17,334           99,398           190,699
     Gain on forgiveness of loan  ............           --           (2,766)             --               --            (2,766)
     Other  ..................................           --           14,322            (307)          (7,501)           29,599
     Changes in assets and liabilities:
        Increase in prepaid expenses and other         (928)          (9,643)         (3,566)         (52,832)          (72,541)
        (Increase) decrease in other assets ..       (3,987)         (90,663)             --           76,300           (18,350)
        Increase in accounts payable .........       14,710           90,049          80,975           91,935           196,694
        Increase (decrease) in accrued
          liabilities and deferred
          compensation  ......................      114,468           43,924         (43,924)         157,902           301,617
                                                 ------------   --------------    ------------   --------------   ---------------

          Net cash used in operating
            activities .......................     (101,851)      (1,340,866)       (445,303)      (1,359,852)       (3,057,090)
                                                 ------------   --------------    ------------   --------------   ---------------

Cash flows from investing activities:
   Additions to property, plant and equipment .     (64,442)        (212,564)        (47,039)        (308,770)         (624,067)
                                                 ------------   --------------    ------------   --------------   ---------------

          Net cash used in investing activities     (64,442)        (212,564)        (47,039)        (308,770)         (624,067)
                                                 ------------   --------------    ------------   --------------   ---------------

Cash flows from financing activities:
   Proceeds from issuance of convertible notes
     payable  ................................      500,000          800,000         117,500               --         1,300,000
   Proceeds from issuance of common stock ....       62,500               --              --               --           312,500
   Proceeds from issuance of preferred stock .           --        1,957,500              --          250,000         2,207,500
   Preferred stock issuance costs ............           --           (9,681)             --           (2,771)          (12,452)
   Proceeds from shareholders' loans .........        2,203               --              --               --           118,164
   Repayment of loans from shareholders ......      (25,000)         (22,939)             --               --          (118,164)
   Proceeds from the exercise of stock
     options .................................           --            6,250           6,250          100,125           106,375
                                                 ------------   --------------    ------------   --------------   ---------------

          Net cash provided by financing
             activities ......................      539,703        2,731,130         123,750          347,354         3,913,923
                                                 ------------   --------------    ------------   --------------   ---------------

          Net increase (decrease) in cash and
             cash equivalents ................      373,410        1,177,700        (368,592)      (1,321,268)          232,766
Cash and cash equivalents at beginning of
  period .....................................        2,924          376,334         376,334        1,554,034                --
                                                 ------------   --------------    ------------   --------------   ---------------

Cash and cash equivalents at end of period  ..    $ 376,334      $ 1,554,034       $   7,742      $   232,766       $   232,766
                                                 ============   ==============    ============   ==============   ===============

                                        Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
   Interest ..................................           --      $     2,208       $      --      $     2,797       $     5,005
                                                 ============   ==============    ============   ==============   ===============

   Income taxes ..............................    $     800      $       800       $     800      $       800       $     3,200
                                                 ============   ==============    ============   ==============   ===============

                    Noncash Financing Activities (Note 9)

      The accompanying notes are an integral part of these financial statements.

                            HEALTHDESK CORPORATION
                        (A DEVELOPMENT STAGE COMPANY)

                        NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION:

   HealthDesk Corporation (the Company), a development stage company, is engaged in designing, developing and marketing HealthDesk(R) Online, a healthcare management and information system which enables consumers to take a more active role in their personal and family health. HealthDesk Online features easy-to-use Windows-based software designed to develop personal medical records and health management programs and access educational, health related information from the Company's private website and over the Internet.

   The Company's financial statements have been prepared assuming the Company will continue as a going concern. The Company is still in the development stage and substantially all of its revenues were derived from certain development contracts relating to specific disease management modules in its initial product. Since inception, the Company has devoted a substantial effort to developing new products and has therefore incurred losses from operations and negative cash flows from operating activities since inception. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The Company is striving to achieve profitable operations by commercializing its products and obtaining contracts with potential sponsoring organizations. The Company is also actively seeking to raise additional capital through the offering of debt and common stock. However, there can be no assurance that the Company's efforts to achieve profitable operations or raise additional capital will be successful. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

UNAUDITED INTERIM FINANCIAL INFORMATION:

   The financial statements as of and for the six month periods ended June 30, 1995 and 1996 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of results to be expected for the full year.

REVENUE RECOGNITION:

   During 1994 and 1995, the Company's revenues were generated primarily from two software development contracts. These revenues were recognized when the Company achieved designated milestones and received customer acceptance as specified in the related contracts.

CASH AND CASH EQUIVALENTS:

   Cash and cash equivalents include all cash balances, money market instruments, and other highly liquid investments with insignificant interest rate risk and original maturities of three months or less.

SOFTWARE DEVELOPMENT COSTS:

   Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (SFAS
86), requires that software development costs be capitalized once the technological feasibility of the software product has been established. To date, such amounts eligible for capitalization have been insignificant and have been charged to product development expense in the period incurred.

PROPERTY AND EQUIPMENT:

   Property and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of three years for computer hardware and purchased computer software and five years for furniture and fixtures, and over the remaining term of the facility lease for leasehold improvements.

                            HEALTHDESK CORPORATION
                        (a development stage Company)

                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

2. Summary of Significant Accounting Policies:  - (Continued)

   When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations. Maintenance and repairs are charged to operations as incurred.

INCOME TAXES:

   Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109). Under SFAS No. 109, deferred income tax liabilities and assets are determined based on the difference between the financial reporting amounts and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the years in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

COMPUTATION OF NET LOSS PER SHARE:

   Net loss per share is computed using the weighted average number of common shares outstanding during each period. Common equivalent shares, consisting of stock options and convertible preferred stock are excluded from the computation, except as required by Securities and Exchange Commission Staff Accounting Bulletin No. 83 (SAB 83), because they would have an anti-dilutive impact. Pursuant to SAB 83, common shares and convertible preferred shares issued by the Company during the twelve months immediately preceding an offering date, plus the number of common equivalent shares which became issuable during the same period pursuant to the grant of stock options (using the treasury stock method and the proposed public offering price) have been included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented.

ACCOUNTING FOR STOCK-BASED COMPENSATION:

   In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123) was issued and is effective for the Company's 1996 year. The Company intends to continue to account for employee stock options in accordance with APB Opinion No. 25 and, accordingly, will comply with the pro forma disclosures required by FAS 123.

USE OF ESTIMATES:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS:

   Certain prior year balances have been reclassified to conform to the current year's presentation. Such reclassifications had no impact on net loss or shareholders' deficit as previously reported.

3. CONCENTRATIONS OF CREDIT RISK:

   The Company places its temporary cash investments with one financial institution. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Two customers accounted for approximately 76% and 5%, respectively, of revenues in 1994 and 40% and 56%, respectively, in 1995. Additionally, one customer accounted for approximately 83% and 92%, respectively, of revenues for the six-month periods ended June 30, 1995 and 1996.

                            HEALTHDESK CORPORATION
                        (a development stage Company)

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

4. PROPERTY AND EQUIPMENT:

   Property and equipment for December 31, 1994 and 1995 and the six-month period ended June 30, 1996, consisted of the following:

                                                                              June 30,
                                                     1994         1995          1996
                                                   ---------   ----------    -----------
                                                                            (unaudited)
Computer equipment and software  ...............    $76,930     $ 27,527      $474,479
Furniture and fixtures  ........................      8,188       11,297       101,406
Leasehold improvements  ........................      1,000        1,000         7,301
                                                   ---------   ----------    -----------
                                                     86,118      284,824       583,186
Less accumulated depreciation and amortization       15,628       49,861       113,850
                                                   ---------   ----------    -----------
     Total property and equipment, net  ........    $70,490     $234,963      $469,336
                                                   =========   ==========    ===========

5. INCOME TAXES:

   The provision for income taxes for the years ended December 31, 1994 and 1995, relates to current state income tax. The estimated tax effect of significant temporary differences and carryforwards that gave rise to deferred income tax assets as of December 31, 1994 and 1995, is as follows:

                                                 1994                       1995
                                      -------------------------   -------------------------
                                         Federal       State        Federal        State
                                       -----------   ----------    -----------   ----------
Deferred tax assets:
   Net operating loss carryforwards     $ 106,000     $ 14,000     $ 578,000     $ 52,500
   Research and experimentation
     credit carryforwards and other        68,000       22,000        42,000       25,000
                                       -----------   ----------    -----------   ----------
                                          174,000       36,000       620,000       77,500
   Valuation allowance .............     (174,000)     (36,000)     (620,000)     (77,500)
                                       -----------   ----------    -----------   ----------
   Net deferred tax assets .........    $      --     $     --     $      --     $     --
                                       ===========   ==========    ===========   ==========

   Due to the uncertainty of realization, a valuation allowance has been provided to eliminate the net deferred tax assets at both December 31, 1994 and 1995. The increase in the valuation allowance was $122,000 and $487,500 during the years ended December 31, 1994 and 1995, respectively.

   As of December 31, 1995, the Company had net operating loss carryforwards of approximately $1,700,000 and $860,000 for federal income tax and California state franchise tax purposes, respectively. The federal carryforwards expire through 2010 (through 2000 for state carryforwards). As of December 31, 1995, the Company also has research and experimentation tax credit carryforwards of $35,000 and $24,000 for federal and state tax purposes, respectively. These carryforwards expire in the years ending 2007 through 2009.

   Pursuant to the provisions of the Tax Reform Act of 1986, utilization of these net operating loss and tax credit carryforwards will be subject to an annual limitation due to the occurrence of a greater than 50% change in the ownership of the Company during fiscal 1995 as it applies to net operating losses which occurred prior to the change in ownership.

6. NOTE PAYABLE:

   On May 23, 1994, the Company entered into a $500,000 convertible promissory note agreement with simple interest at the rate of 7% per annum. The agreement provided the holder with the option of converting the principal amount plus the accrued interest into shares of the Company's common stock at a conversion price of $3.33 per share prior to the due date. Both principal and accrued interest thereof were due and payable two

                            HEALTHDESK CORPORATION
                        (a development stage Company)

                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

6. Note Payable:  - (Continued)

years from the agreement date. Subsequent to May 23, 1996, the Company and the note holder reached an agreement on a revised due date (see Note 12). At December 31, 1994 and 1995 and June 30, 1996, accrued interest relating to this note was $19,834, $54,833 and $72,333, respectively. The Company believes that the carrying amount of this note approximates fair value.

7. COMMITMENTS AND CONTINGENCIES:

LEASES:

   The Company entered into a noncancellable lease for its office in January 1996 which expires in early 1999. Additionally, the Company has other noncancelable operating leases expiring through November 2000. Total rent expense for 1994 and 1995 aggreated $17,438 and $32,688, respectively. Minimum future rentals under these operating leases as of December 31, 1995, are as follows:

                Years ending December 31:
                -------------------------
               1996  ....................               $115,994
               1997  ....................                114,060
               1998  ....................                114,060
               1999  ....................                 17,956
               2000  ....................                  8,219
                                                        ----------
                                                        $370,289
                                                        ==========

AGREEMENTS:

   In May 1996, the Company entered into a cross-licensing agreement with another company. Pursuant to this agreement, the two companies granted each other a non-exclusive right to market the other party's principal product in exchange for a semiannual licensing fee of $25,000.

   The Company has also entered into various agreements granting it a non-exclusive right to use products of third parties in exchange for royalties based on usage levels. The Company has not incurred any royalty expenses under these agreements as of June 30, 1996.

LEGAL PROCEEDINGS:

   The Company is subject to two complaints filed by former employees with the California Department of Fair Employment and Housing. Management intends to defend them vigorously. Since the financial impact of the ultimate outcome of these matters is neither probable nor estimable, no amounts have been accrued in these financial statements.

8. DEFERRED COMPENSATION:

   On August 1, 1994, the Company commenced the deferral of the payment of a portion of all future compensation of the Company's president. During 1995, all amounts due were paid to the Company's president as part of an agreement to terminate his employment as discussed in Note 9.

                            HEALTHDESK CORPORATION
                        (a development stage Company)

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

9. RELATED PARTY TRANSACTIONS:

   At December 31, 1994 and 1995, loans payable to related parties consisted of the following:

                                                   President     Shareholders       Total
                                                  -----------   --------------    -----------
Balance of loans payable at December 31, 1993      $ 20,970       $  24,766       $  45,736
Proceeds from loans received  .................       2,203              --           2,203
Repayment of loans  ...........................     (15,000)        (10,000)        (25,000)
                                                  -----------   --------------    -----------
Balance of loans payable at December 31, 1994         8,173          14,766          22,939
Repayment of loans  ...........................      (8,173)        (12,000)        (20,173)
Balance of loan forgiven  .....................          --          (2,766)         (2,766)
Proceeds from convertible debt received  ......          --         800,000         800,000
Convertible debt exchanged for common stock  ..          --        (800,000)       (800,000)
                                                  -----------   --------------    -----------
Balance of loans payable at December 31, 1995      $     --       $      --       $      --
                                                  ===========   ==============    ===========

   On April 8, 1993, the Company and a related entity (Spartina Corporation), which was wholly owned by the Company's president and director, entered into an agreement under which the related entity granted the Company a non-exclusive, royalty free license to use the source code of a certain software engine and tools in connection with the development of the Company's software products in the fields of health and medical management. The Company currently does not use any of this technology in the current product.

   On August 31, 1995, the Company's president signed an agreement to terminate his employment with the Company. Under the agreement, the president received a cash payment in consideration for an agreement not to compete with the Company and the termination of options to purchase an aggregate of 198,000 shares of the Company's common stock. In addition, Spartina Corporation assigned to the Company all of its right, title and interest in and to certain technology previously licensed by the Company from Spartina Corporation pursuant to the agreement discussed above.

   During the period from June 7, 1995 through September 28, 1995, the Company issued two convertible promissory notes (the Notes) to two existing shareholders for $800,000. The Notes bore interest at 6% per annum. Interest expense relating to these Notes amounted to $5,005 during 1995. On September 29, 1995, the principal of the Notes was converted at a rate of $1.04 per share into 768,000 shares of common stock of the Company.

   On August 15, 1995, the Company granted an option to acquire 96,000 shares of common stock at $1.04 per share to a board member and existing shareholder. The option was exercised on December 29, 1995 and the proceeds of $100,000 were received by the Company on January 8, 1996.

   In December 1995, two principal shareholders and Board members purchased 69,000 and 129,000 shares of the Company's Series A preferred stock for an aggregate purchase price of approximately $144,000 and $268,000, respectively, in connection with the Company's Series A financing.

10. PREFERRED STOCK:

   At December 31, 1995, the Company was authorized to issue 2,000,000 shares of preferred stock. Of the authorized preferred stock, 1,200,000 shares are designated as Series A. As of December 31, 1995, the Company had issued 939,600 shares of Series A preferred stock for gross proceeds of $1,957,500. In February 1996, an additional 120,000 shares of Series A preferred stock were issued for gross proceeds of $250,000.

   The preferred stock is convertible at the option of the holder, into the Company's common stock at a rate of one share of common stock for one share of preferred stock. The conversion rate for the preferred stock is

                            HEALTHDESK CORPORATION
                        (a development stage Company)

                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

10. Preferred Stock:  - (Continued)

subject to future adjustments. The preferred stock will automatically convert immediately upon the closing of an initial public offering of the Company's common stock with gross proceeds exceeding $5 million or upon the approval of the holders of at least two thirds of the outstanding shares of preferred stock.

   Each share of preferred stock issued and outstanding has the number of votes equal to the number of shares of common stock into which such shares of preferred stock is convertible. The Series A preferred stock may receive noncumulative dividends in preference to holders of common stock, if and when, declared by the Board of Directors.

   In the event of any liquidation or dissolution, the holders of preferred stock shall be entitled to receive $2.08 per share in preference to any distribution to holders of common stock. After payment has been made to the holders of the preferred stock, any remaining assets shall be distributed ratably among the holders of the preferred and common stock based on the number of common shares held or, in the case of preferred stock, the number of shares of common stock on an as if converted basis. If the Company's assets are insufficient to provide for the full preference amount for the preferred stock outstanding, then such assets shall be distributed ratably among the holders of the preferred stock in proportion to the preferential amount each such holder would have been entitled to receive.

11. STOCK OPTIONS:

   In June 1994, the Company adopted the 1994 Stock Option Plan (the Plan) under which eligible employees, directors, and consultants can receive options to purchase shares of the Company's common stock at a price generally not less than 100% and 85% of the fair value of the common stock on the date of the grant for incentive stock options and nonstatutory stock options, respectively. However, the Company never granted options at below fair value as determined by the Board of Directors. The Plan, as amended, allows for the issuance of a maximum of 840,000 shares of the Company's common stock. This number of shares of common stock has been reserved for issuance under the Plan. The options granted under the Plan are exercisable over a maximum term of ten years from the date of grant and vest immediately. Shares purchased under the Plan are subject to a right of repurchase by the Company at the original exercise price. This repurchase right lapses with respect to 25% of the shares upon completion of one year of service and the balance in equal successive monthly installments upon completion of each of the next 36 months of service. With respect to certain of the options issued, the repurchase right is eliminated in the event there is a change in control of the Company.

   A summary of the activity under the Plan is set forth below:

                                                     Options Outstanding
                                              -------------------------------
                                                 Number
                                                of Shares      Exercise Price
                                               -----------      --------------
Balance at January 1, 1994  ..............            --             --
Granted  .................................       352,800            $1.04
                                               -----------      --------------
Balance at December 31, 1994  ............       352,800            1.04
Granted  .................................       771,300        1.04 to 2.08
Exercised  ...............................      (102,000)           1.04
Forfeited  ...............................      (475,901)       1.04 to 1.67
                                               -----------      --------------
Balance at December 31, 1995  ............       546,199        1.04 to 2.08
Granted (unaudited)  .....................       177,600        2.08 to 3.33
Exercised (unaudited)  ...................          (120)           1.04
Forfeited (unaudited)  ...................      (157,780)       2.08 to 3.33
                                               -----------      --------------
Balance at June 30, 1996 (unaudited)  ....       565,899        $1.04 to 3.33
                                               ===========      ==============
Exercisable at June 30, 1996 (unaudited)         565,899       $1.04 to $3.33
                                               ===========      ==============

                            HEALTHDESK CORPORATION
                        (a development stage Company)

                 NOTES TO FINANCIAL STATEMENTS  - (Continued)

11. Stock Options:  - (Continued)

   At June 30, 1996, 444,868 of the exercisable options are subject to the Company's repurchase provision.

12. SUBSEQUENT EVENTS:

   On February 28, 1996, the Company adopted a 401(k) plan for employees. All employees who meet certain service requirements are eligible to participate. Matching contributions are at the discretion of the Company. As of June 30, 1996, the Company had not elected to make any discretionary contributions.

   Subsequent to June 30, 1996 and through September 18, 1996, the Company granted 149,400 additional options to purchase shares of common stock at an exercise price of $5.00 per share.

   Subsequent to June 30, 1996, the Company issued two term notes (the Notes) to two existing shareholders and directors for $500,000. The Notes bear interest at 8% per annum and will convert into 100,000 shares of the Company's common stock on the earlier of the closing date of an initial public offering or March 31, 1997.

   On September 19, 1996, the Company's Board of Directors approved a
1.2 for 1 stock split of the Company's common and preferred stock. All share and per share amounts included in these financial statements have been restated to retroactively reflect the stock split.

   On September 19, 1996, the Company also amended its Articles of Incorporation to increase its authorized shares of common stock and preferred stock to 17,000,000 and 3,000,000, respectively, and to increase the number of shares of preferred stock designated as Series A to 1,200,000.

   On October 11, 1996, the Company consummated a Bridge Financing pursuant to which it issued an aggregate of (i) $2,000,000 principal amount of promissory notes which bear interest at the rate of 9% per annum and are due on the earlier of the consummation of the Company's proposed initial public offering or October 11, 1997, and (ii) 400,000 shares of the Company's common stock. The Company will record the notes at a discount of $900,000, which discount will be allocated to the 400,000 shares of common stock issued. Additionally, $154,000 of debt issuance costs will be recorded in connection with the Bridge Financing.

   On October 16, 1996, the Company used approximately $583,000 of the net proceeds from the Bridge Financing to repay the promissory note, including accrued interest (Note 6).

   The Company has committed to pay nonrefundable minimum royalties of approximately $190,000 under various software and content agreements entered into subsequent to June 30, 1996.

13. PRO FORMA LIABILITIES AND SHAREHOLDERS' EQUITY (UNAUDITED):

   The pro forma liabilities and shareholders' equity as of June 30, 1996, reflected in the accompanying balance sheet, gives effect to (i) the conversion of all outstanding shares of convertible preferred stock into 1,059,600 shares of common stock (Note 10); (ii) the consummation of the Bridge Financing (Note 12) in October 1996 and the application of a portion of the proceeds to repay a note payable plus accrued interest (Note 6); and
(iii) the issuance of 100,000 shares of common stock upon conversion of $500,000 of indebtedness incurred subsequent to June 30, 1996 (Note 12).

=============================================================================

   No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this Prospectus, or an offer to buy any security by any person in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, imply that the information in this Prospectus is correct as of any time subsequent to the date of this Prospectus.
                                    ------

                              TABLE OF CONTENTS

                                                         Page
                                                        --------
Prospectus Summary  ........................                3
Risk Factors  ..............................                7
Use of Proceeds  ...........................               14
Capitalization  ............................               15
Dividend Policy  ...........................               15
Dilution  ..................................               16
Selected Financial Data  ...................               17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations ...............................               18
Business  ..................................               21
Management  ................................               31
Principal Shareholders  ....................               35
Certain Transactions  ......................               35
Description of Capital Stock  ..............               37
Shares Eligible for Future Sale  ...........               38
Underwriting  ..............................               39
Legal Matters  .............................               42
Experts  ...................................               42
Additional Information  ....................               42
Index to Financial Statements  .............              F-1


   Until    , 1996 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

=============================================================================

=============================================================================



                             HEALTHDESK CORPORATION




                                2,000,000 SHARES
                                  COMMON STOCK


                                     ------
                                   PROSPECTUS
                                     ------



                           WHALE SECURITIES CO., L.P.

                                     , 1996






=============================================================================

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   The California Corporations Code provides for the indemnification of directors, officers, employees and agents of the Corporation under certain circumstances set forth in section 317. Section 317 permits a corporation to indemnify its agents, typically directors and officers, for expenses incurred or settlements or judgments paid in connection with certain legal proceedings. Only those legal proceedings arising out of such persons' actions as agents of the corporation may be grounds for indemnification.

   Whether or not indemnification may be paid in a particular case depends upon whether the agent wins, loses or settles the suit and upon whether a third party or the Corporation itself is the plaintiff. The section provides for mandatory indemnification, no matter who the plaintiff is, when an agent is successful on the merits of a suit. In all other cases, indemnification is permissive.

   If the agent loses or settles a suit brought by a third party, he or she may be indemnified for expenses incurred and settlements or judgments paid. Such indemnification may be authorized upon finding that the agent acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation.

   If the agent loses or settles a suit brought by or on behalf of the corporation, his or her right to indemnification is more limited. If he or she is adjudged to be liable to the Corporation, the court in which such proceeding was held must determine whether it would be fair and reasonable to indemnify him or her for expenses which such court shall determine. If the agent settles such a suit with court approval, he or she may be indemnified for expenses incurred upon a finding that the agent acted in good faith and in a manner he or she reasonably believed to be in the best interest of the Corporation and, in addition, that he or she acted with the care, including reasonable inquiry of an ordinarily prudent person.

   The indemnification discussed above may be authorized by a majority vote of the disinterested directors or shareholders (the person to be indemnified is excluded from voting his or her shares) or the court in which the proceeding was brought. The Corporation's Board of Directors makes all decisions regarding the indemnification of its officers and directors on a case-by-case basis.

   Any provision in the Corporation's Articles of Incorporation or Bylaws contained in a shareholder or director resolution that indemnifies its officers or directors must be consistent with section 317. Moreover, such a provision may prohibit permissive, but not mandatory, indemnification as described above. Last, a corporation has the power to purchase indemnity insurance for its agents even if it would not have the power to indemnify them.

   The Corporation's Articles authorize the Board of Directors to provide indemnification of its agents through bylaw provisions or indemnification agreements, or both, in excess of the indemnification otherwise permitted by section 317, subject to the limits on such excess indemnification set forth in section 204 of the California Corporations Code.

   Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, in connection with the sale of Common Stock being registered. All amounts are estimated except the registration fee and the NASD filing fee and the Nasdaq listing fee.

                                                                   Amount
                                                                 to Be Paid
Item                                                           by Registrant
----                                                          ---------------
SEC Registration Fee  ..........................                  $  4,091
NASD Filing Fee  ...............................                     1,850
Nasdaq Listing Fee  ............................                     7,700
Printing and Engraving Expenses  ...............                    55,000
Legal Fees and Expenses  .......................                   170,000
Blue Sky Fees and Expenses  ....................                    25,000
Accounting Fees and Expenses  ..................                    50,000
Transfer Agent and Registrar Fees  .............                     3,500
Underwriter's non-accountable expense allowance                    300,000
Miscellaneous  .................................                    32,859
                                                                  --------
    Total  .....................................                  $650,000
                                                                  ========


ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

   Since its incorporation in September 1992, the Registrant has issued securities without registration under the Securities Act of 1933, as amended (the "Act") in the following transactions (in each case giving retroactive effect to all subsequent stock splits):


   The Registrant issued an aggregate of 165,600 shares of Common Stock in September 1992 to its 4 founders at $0.008 per share. In April 1993 the Registrant issued an additional 132,000 shares at $0.008 per share to 7 investors including officers, employees and directors. From May 1993 to April 1994, the Registrant issued an aggregate of 300,000 shares to 4 investors at $1.04 per share, including one director. In September 1995, the Registrant issued an aggregate of 768,000 shares of Common Stock to 2 investors, including one director, pursuant to their exercise of Convertible Notes at $1.04 per share. From December 1995 through February 1996, the Registrant issued an aggregate of 1,059,600 shares of Series A Preferred Stock to 27 investors, including an individual who was then a director of the Company, at a purchase price of $2.08 per share (which will automatically convert into the same number of shares of Common Stock upon the consummation of this offering). During the current fiscal year, the Registrant issued 102,120 shares of Common Stock to three individuals all of whom were employees or directors of the Registrant, upon the exercise of stock options previously issued under the Registrant's 1994 Founder's Stock Option Plan at an exercise price of $1.04 per share. In October 1996, the Registrant issued 40 Units, with each Unit consisting of 10,000 shares of Common Stock and a promissory note in the principal amount of $50,000. The Units were purchased by 35 accredited investors in a private placement.


   The sales and issuances of the Preferred Stock and Common Stock described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) thereof as transactions not involving a public offering. The purchasers in such private offerings represented their intention to acquire the securities for investment only and not with a view to the distribution thereof and appropriate legends were affixed to the stock certificates issued in such transactions. All purchasers had adequate access, through their employment or other relationships, to sufficient information about the Registrant to make an informed investment decision. No underwriter was employed with respect to any such sales.

ITEM 27. EXHIBITS.

           Exhibits
            -------
1.1        Form of Underwriting Agreement

3.1        Amended and Restated Articles of Incorporation of the Company

3.2        Bylaws of the Company

4.1*       Form of Stock Certificate

5.1*       Opinion of and Consent of Gray Cary Ware & Freidenrich, a Professional Corporation as to legality of securities being registered

10.1       1994 Founder's Stock Option Plan, as amended

10.2       Form of Indemnification Agreement

10.3       Registration Rights Agreement dated March 1993 by and among the Registrant and the Investors named therein

10.4       Form of Registration Rights Agreement between the Registrant and Purchasers of the Registrant's Series
           A Preferred Stock.

10.5       Employment Agreement dated as of September 19, 1996 between the Registrant and Peter O'Donnell

10.6       Employment Agreement dated as of September 19, 1996 between the Registrant and Molly Coye

10.7       Employment Agreement dated as of September 19, 1996 between the Registrant and Timothy Yamauchi

10.8       Form of Warrant Agreement to be granted to Underwriter

10.9       Form of Bridge Financing Registration Rights Agreement dated October 11, 1996.

23.1       Consent of Independent Accountants

23.2       Consent of Counsel contained in Exhibit 5.1

24.1       Powers of Attorney - Included on Page II-4


------
* To be filed by Amendment.

ITEM 28. UNDERTAKINGS.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant undertakes that: 1) for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 421(b)(1) or (4) or 497(b) under the Act shall be deemed to be part of the Registration Statement as of the time it was declared effective and 2) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the Closing, as specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berkeley, State of California, on October 16, 1996.


                                          HEALTHDESK CORPORATION

                                          By /s/ Peter O'Donnell
                                             --------------------------------
                                                 Peter O'Donnell, President

                              POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Peter O'Donnell, and Timothy S. Yamauchi, and each of them acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          Signature                              Title                              Date
          ---------                              ------                             -----
     /s/ Peter O'Donnell      President, Chief Executive Officer and Chairman  October 16, 1996
----------------------------  of the Board (Principal Executive Officer)
        Peter O'Donnell

  /s/ Timothy S. Yamauchi     Chief Financial Officer, Secretary and           October 16, 1996
----------------------------  Treasurer (Principal Financial and Accounting
      Timothy S. Yamauchi     Officer)

     /s/ John Pappajohn       Director                                         October 21, 1996
----------------------------
        John Pappajohn

     /s/ James A. Gordon      Director                                         October 16, 1996
----------------------------
        James A. Gordon

      /s/ Joseph Rudick       Director                                         October 21, 1996
----------------------------
       Dr. Joseph Rudick

     /s/ David Sengpiel       Director                                         October 21, 1996
----------------------------
        David Sengpiel

                                EXHIBIT INDEX

           Description                                                                                Page No.
           -----------                                                                               ------------
1.1        Form of Underwriting Agreement

3.1        Amended and Restated Articles of Incorporation of the Company

3.2        Bylaws of the Company

4.1*       Form of Stock Certificate

5.1*       Opinion and Consent of Gray Cary Ware & Freidenrich, a Professional Corporation as to legality of securities being registered

10.1       1994 Founder's Stock Option Plan, as amended

10.2       Form of Indemnification Agreement

10.3       Registration Rights Agreement dated March 1993 by and among the Registrant and the Investors named therein

10.4       Form of Registration Rights Agreement between the Registrant and Purchasers of the Registrant's
           Series A Preferred Stock.

10.5       Employment Agreement dated as of September 19, 1996 between the Registrant and Peter O'Donnell

10.6       Employment Agreement dated as of September 19, 1996 between the Registrant and Molly Coye

10.7       Employment Agreement dated as of September 19, 1996 between the Registrant and Timothy Yamauchi

10.8       Form of Warrant Agreement to be granted to Underwriter

10.9       Form of Bridge Financing Registration Rights Agreement dated October 11, 1996.

23.1       Consent of Independent Accountants

23.2       Consent of Counsel contained in Exhibit 5.1

24.1       Powers of Attorney - Included on Page II-4


------
* To be filed by Amendment.